05012867

Orbis
Grupa Hotelowa

Warsaw, 2005-11-14

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
NOV 28 2005
WASH. D.C. 185 SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the texts of the Current reports no 35/2005, 36/2005.
Best regards

Andrzej Szułdrzyński
Vice-President

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

82 - 5025

Current report no 35/2005

The Management Board of „Orbis" SA hereby informs that it made a decision concerning earlier voluntary repayment of all outstanding liabilities under a Credit Facility Agreement dated March 26, 2001, (the execution of this agreement was disclosed in the current report no 7 in 2001) executed by and between „Orbis" SA and a bank syndicate organized by Credit Lyonnais, amended pursuant to the Amending Agreement dated October 27, 2003, with a view to allocate funds obtained from the above-mentioned credit facility to finance the acquisition of Hekon shares (this information was disclosed in the current reports no 30, 31 of 2003). In connection with the above circumstances, on November 10, 2005, „Orbis" SA informed the financing Banks through its Credit Agent of its intention of earlier repayment of the credit facility on November 30, 2005.

The value of debt under the above-mentioned Credit Facility Agreement as of November 30, 2005 totals EUR 48,700,000 of principal debt plus interest. All amounts due under the Agreement shall be repaid by „Orbis" SA on November 30, 2005. The Management Board of „Orbis" SA made a decision concerning an earlier voluntary repayment in connection with the planned refinancing of the present debt and financing of general needs, including a new investment program. According to the provisions of the said Agreement, earlier repayment of debt under the above-mentioned Credit Facility Agreement will not invoke any additional financial consequences for „Orbis" SA.

As a consequence, Credit Facility Agreement dated March 26, 2001, will be performed in full by November 30, 2005, and hence the Agreement will cease to be binding upon the Parties as of November 30, 2005.

82-5025

Current report no 36/2005

The Management Board of „Orbis" SA hereby informs about the execution, on November 10, 2005, of term credit facility agreement of PLN 500,000,000 by and between Orbis SA (Borrower), Hekon - Hotele Ekonomiczne SA (Guarantor) and Bank Handlowy w Warszawie SA (Arranger, Agent and Collateral Agent), Société Generale SA Branch in Poland (Arranger and Document Agent) and Bank Zachodni WBK SA & Calyon SA.

The Credit Facility Agreement ensures financing during a 7-year term, with 2 options of deferring the final maturity date of the credit facility for a year, after the end of the initial credit term. The interest rate is based on WIBOR for a respective interest period plus the Banks' margin. The Agreement was executed for the purpose of refinancing the present debt in Eur (A Tranche of the credit facility amounting to PLN 280,000,000) and financing the general needs of the company, including a new investment program (B Tranche of the credit facility amounting to PLN 220,000,000). The decision on refinancing was made by the Company taking advantage of favorable market conditions for the purpose of converting the debt into the local currency, extending credit maturity profile and reducing the costs of debt service.

Cap mortgages shall be established as a collateral for the credit facility on real properties of the following „Orbis" SA branches: Hotel Mercure Poznań, Hotel Novotel Centrum Warszawa, Hotel Novotel Centrum Poznań, Hotel Sofitel Victoria Warszawa, Hotel Mercure Kasprowy Zakopane, Hotel Mercure Panorama Wrocław, up to the cap value equivalent to 120% of the value of the credit facility. In addition, assignment of rights arising out of insurance policies on hotel properties on which cap mortgages have been established and a surety granted by Hekon - Hotele Ekonomiczne SA shall constitute a supplementary collateral.

The credit agreement is a significant agreement since the value of the agreement exceeds 10% of „Orbis" SA equity, which equaled to PLN 1 560 386 thousand as of June 30, 2005.

ORBIS

Warszawa,2005-11-14

RECEIVED
NOV 2 8 2005
SEC MAIL PROCESSING SECTION
WASH, D.C. 185

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed condensed statutory and condensed consolidated interim financial statements for the third quarter 2005 no 3/2005.
Best regards

Jolanta Wojciechowska de Cacqueray
Member of the Management Board

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA

82 - 5025

ORBIS S.A.

CONDENSED STATUTORY INTERIM FINANCIAL STATEMENT

as at September 30, and for 9 months ended on September 30, 2005

SELECTED FINANCIAL FIGURES

for 9 months ended on September 30, 2005 with comparable figures for the year 2004

	in PLN '000		in EUR '000	
	9 months ended on Sept. 30, 2005	9 months ended on Sept. 30, 2004	9 months ended on Sept. 30, 2005	9 months ended on Sept. 30, 2004
PROFIT AND LOSS ACCOUNT				
Net sales of products, merchandise and raw materials	448 101	450 573	110 416	95 236
Operating profit (loss)	72 539	59 638	17 874	12 606
Net profit (loss) on continuing operations	49 529	52 368	12 204	11 069
BALANCE SHEET				
Fixed assets	2 000 461	2 052 863	510 765	468 348
Current assets	179 407	122 432	45 807	27 932
Shareholders' equity	1 586 173	1 565 520	404 987	357 164
Long-term liabilities	379 552	405 074	96 909	92 415
Short-term liabilities	214 143	204 701	54 676	46 701
CASH FLOW STATEMENT				
Net cash flow from operating activity	68 764	98 423	16 944	20 803
Net cash flow, total	4 828	(20 611)	1 190	(4 356)
EARNINGS PER SHARE				
Earnings per share for the financial year	1,07	1,14	0,26	0,24
Diluted earnings per share for the financial year	0	0	0	0

EUR EX rate applied to convert:		
- for balance sheet items	3,9166	4,3832
- for P&L, CF items	4,0583	4,7311

BALANCE SHEET

as at September 30, 2005, June 30, 2005, December 31, 2004 and September 30, 2004

(figures have been presented in PLN '000)

Assets	balance as at Sept. 30, 2005	balance as at June 30, 2005	balance as at Dec. 31, 2004	balance as at Sept. 30, 2004
Fixed assets	**2 000 461**	**1 995 176**	**2 022 805**	**2 052 863**
Tangible fixed assets	1 410 662	1 399 646	1 423 900	1 459 158
Intangible assets, of which:	1 768	1 908	2 459	2 133
- goodwill	0	0	0	0
Investment in subsidiaries and associated companies	470 085	470 085	475 173	474 336
Financial assets held for trading	31	31	31	31
Other financial assets	364	364	485	606
Investment property	43 660	44 106	44 711	45 232
Other long-term investments	649	649	635	601
Deferred income tax assets	73 242	78 387	75 411	70 766
Current assets	**179 407**	**191 397**	**123 227**	**122 432**
Inventories	6 727	7 440	8 509	8 787
Trade receivables	29 786	27 947	14 109	27 156
Income tax receivables	3 114	1 452	4 680	0
Other short-term receivables	56 223	76 628	32 384	17 097
Financial assets at fair value through profit or loss	65 576	59 226	50 392	59 716
Cash and cash equivalents	17 981	18 704	13 153	9 676
Total assets	**2 179 868**	**2 186 573**	**2 146 032**	**2 175 295**

BALANCE SHEET, continued

as at September 30, 2005, June 30, 2005, December 31, 2004 and September 30, 2004

(figures have been presented in PLN '000)

Shareholders' Equity and Liabilities	balance as at Sept. 30, 2005	balance as at June 30, 2005	balance as at Dec. 31, 2004	balance as at Sept. 30, 2004
Shareholders' equity	**1 586 173**	**1 560 386**	**1 552 311**	**1 565 520**
Share capital	517 754	517 754	517 754	517 754
Reserve capitals	133 411	133 411	133 411	133 385
Other capitals	0	0	0	0
Retained profits	935 008	909 221	901 146	914 381
Long-term liabilities	**379 552**	**378 142**	**376 999**	**405 074**
Credits and loans	245 230	252 940	255 575	276 021
Provision for deferred income tax	66 265	65 774	65 369	68 212
Other long-term liabilities	32 172	24 392	23 410	9 275
Provision for pension and similar benefits	34 955	34 955	32 645	30 424
Provisions for liabilities	930	81	0	21 142
Short-term liabilities	**214 143**	**248 045**	**216 722**	**204 701**
Credits and loans - current	4 157	2 416	1 500	6 051
Trade liabilities	44 691	21 032	22 494	18 423
Income tax liabilities	0	0	0	3 496
Other short-term liabilities	151 870	177 514	151 154	163 824
Provision for pension and similar benefits	4 446	4 446	4 527	5 094
Provisions for liabilities	8 979	42 637	37 047	7 813
Total liabilities	**2 179 868**	**2 186 573**	**2 146 032**	**2 175 295**

PROFIT AND LOSS ACCOUNT

for 9 months ended on September 30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on Sept. 30, 2005	9 months ended on Sept. 30, 2005	3 months ended on Sept. 30, 2004	9 months ended on Sept. 30, 2004
Net sales of services	166 236	448 101	167 241	450 573
Net sales of other products, merchandise and raw materials	1 672	3 676	1 030	3 230
Cost of products, merchandise and raw materials sold	(101 065)	(301 861)	(102 622)	(301 742)
Gross profit (loss) on sales	**66 843**	**149 916**	**65 649**	**152 061**
Other operating income	4 502	41 451	2 103	18 723
Distribution & marketing expenses	(10 596)	(28 594)	(9 463)	(28 796)
General overheads & administrative expenses	(25 028)	(67 930)	(21 108)	(65 791)
Other operating expenses	(1 143)	(22 304)	(3 508)	(16 559)
Operating profit (loss)	**34 578**	**72 539**	**33 673**	**59 638**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	(13)	0	18	18
Other financial income	8 970	11 331	9 721	25 467
Financial expenses	(11 330)	(24 131)	(8 141)	(21 940)
Profit (loss) before tax	**32 205**	**59 739**	**35 271**	**63 183**
Corporate income tax	(6 418)	(10 210)	(7 442)	(10 815)
Net profit (loss) on continuing operations	**25 787**	**49 529**	**27 829**	**52 368**
Discontinued operations	**0**	**0**	**0**	**0**
Loss on discontinued operations	0	0	0	0
Net profit (loss) for the financial year	**25 787**	**49 529**	**27 829**	**52 368**
Earnings (loss) per common share (in PLN)				
Earnings per share for the financial year	0,56	1,07	0,60	1,14
Earnings per share from continuing operations	0,56	1,07	0,60	1,14
Diluted earnings per share for the financial year	0	0	0	0
Diluted earnings per share from continuing operations	0	0	0	0

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 9 months ended on September 30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	Share capital	Reserve capitals	Retained profits	Other	Total
Twelve months ended on December 31, 2004					
Balance as at January 1, 2004	517 754	133 385	0	877 683	1 528 822
- profit (loss) for the financial year	0	0	0	39 133	39 133
- others	0	26	0	(4)	22
Total changes during the period	**0**	**26**	**0**	**39 129**	**39 155**
dividends	0	0	0	(15 666)	(15 666)
Balance as at December 31, 2004	**517 754**	**133 411**	**0**	**901 146**	**1 552 311**
of which: nine months ended on September 30, 2004					
Balance as at January 1, 2004	517 754	133 385	0	877 683	1 528 822
- profit (loss) for the financial year	0	0	0	52 368	52 368
- others	0	0	0	(4)	(4)
Total changes during the period	**0**	**0**	**0**	**52 364**	**52 364**
dividends	0	0	0	(15 666)	(15 666)
Balance as at Sept 30, 2004	**517 754**	**133 385**	**0**	**914 381**	**1 565 520**
Nine months ended on September 30, 2005					
Balance as at January 1, 2005	517 754	133 411	0	901 146	1 552 311
- profit (loss) for the financial year	0	0	0	49 529	49 529
	0	0	0	0	0
Total changes during the period	**0**	**0**	**0**	**49 529**	**49 529**
dividends	0	0	0	(15 667)	(15 667)
Balance as at June 30, 2005	517 754	133 411	0	935 008	1 586 173
of which: three months ended on September 30, 2005					
Balance as at January 1, 2005	517 754	133 411	0	909 221	1 560 386
- profit (loss) for the financial year	0	0	0	25 787	25 787
-	0	0	0	0	
Total changes during the period	**0**	**0**	**0**	**25 787**	**25 787**
dividends	0	0	0	0	0
Balance as at June 30, 2005	517 754	133 411	0	935 008	1 586 173

CASH FLOW STATEMENT

for 9 months ended on September 30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on Sept. 30, 2005	9 months ended on Sept. 30, 2005	3 months ended on Sept. 30, 2004	9 months ended on Sept. 30, 2004
OPERATING ACTIVITY				
Gross profit (loss)	**32 205**	**59 739**	**35 271**	**63 183**
Adjustments:	**(1 640)**	**10 707**	**22 002**	**35 482**
Depreciation and amortization	18 014	53 966	16 461	50 332
(Gain) loss on foreign exchange differences	(7 837)	(10 268)	(8 469)	(23 153)
Interests	2 901	(11 002)	3 480	(1 243)
(Profit) loss on investing activity	(1 382)	(6 306)	459	(4 641)
Change in receivables and deferred and accrued expenses	(5 055)	(23 670)	(11 146)	(3 394)
Change in current liabilities, excluding loans and bank credits	17 652	27 137	22 094	8 185
Change in provisions	(30 675)	(22 370)	3 060	7 174
Change in inventories	713	1 782	410	1 325
Other adjustments	4 029	1 438	(4 347)	897
Cash from operating activity	**30 565**	**70 446**	**57 273**	**98 665**
Income tax (paid)/reimbursed	1 452	(1 682)	2 716	(242)
Net cash flow from operating activity	**32 017**	**68 764**	**59 989**	**98 423**
INVESTING ACTIVITY				
Income from the sale of tangible fixed assets and intangible assets	119	4 371	157	7 855
Income from the sale of investment property	1 700	1 700	0	0
Income from sale of group companies	0	2 015	0	0
Income from sale of short-term securities	215 946	429 986	89 923	123 989
Income from dividends	16 607	16 607	9 580	9 580
Income from interest	506	1 639	0	0
Repayment of long-term loans granted	0	2 776	0	0
Expenditure on tangible fixed assets and intangibles	(29 289)	(43 206)	(8 962)	(23 600)
Expenditure on purchase of group companies	0	(80)	(533)	(24 755)
Expenditure on purchase of short-term securities	(220 956)	(442 796)	(149 877)	(183 835)
Granting of loans	(51)	(12 580)	0	(1 244)
Other long term investments	0	0	0	0
Net cash flow from investing activity	**(15 418)**	**(39 568)**	**(59 712)**	**(92 010)**
FINANCING ACTIVITY				
Repayment of credits and loans	0	(201)	(1 335)	(2 993)
Repayment of interest	(1 655)	(8 500)	(1 682)	(8 365)
Dividends and other payments to shareholders	(15 667)	(15 667)	(15 666)	(15 666)
Other financial expenditure	0	0	0	0
Net cash flow from financing activity	**(17 322)**	**(24 368)**	**(18 683)**	**(27 024)**
Change in cash and cash equivalents	**(723)**	**4 828**	**(18 406)**	**(20 611)**
Cash and cash equivalents at the beginning of period	**18 704**	**13 153**	**28 082**	**30 287**
Cash and cash equivalents at the end of period	**17 981**	**17 981**	**9 676**	**9 676**

ORBIS SPÓŁKA AKCYJNA

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS OF ORBIS S.A. AS AT SEPTEMBER 30, 2005 AND FOR 9 MONTHS ENDED SEPTEMBER 30, 2005

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements incorporate the financial figures of the Company Orbis S.A. (hereafter the "Company"), having its corporate seat in Warsaw, at 16, Bracka street, 00-028 Warsaw, registered under the number KRS 22622 in the register of business operators kept by the District Court in Warsaw, XIX Economic Division of the National Court Registry. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. In accordance with the classification of the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs approx. 4,700 persons and operates a network of 54 hotels (9,800 rooms) in 29 major cities, towns and resorts in Poland. Company hotels function under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.

The functional and reporting currency is the Polish Zloty. All figures have been quoted in PLN thousand, unless otherwise indicated.

The presented condensed financial statements have been **prepared as at September 30 and for 9 months ended September 30, 2005** on the assumption that Orbis S.A. is a going concern enterprise in a foreseeable future.

These condensed interim financial statements have been prepared in accordance with the accounting standards related to interim reporting, adopted to be applied in the European Union, issued and applicable as at the date of these financial statements, and with the International Accounting Standard 34 'Interim Financial Reporting ("IAS 34") and is covered by the IFRS 1 "First-Time Adoption of International Financial Reporting Standards" as these financial statements cover the period forming part of the first financial year for which the Company prepares financial statements in accordance with the IFRS, i.e. the year ended December 31, 2005.

Until the year 2004 inclusive, the financial statements of Orbis S.A. were prepared in accordance with the provisions of the Accounting Act of September 29, 1994, the Decree of the Council of Ministers of March 19, 2002 amending the Ordinance of the Council of Ministers of October 16, 2001 on current and periodical information provided by issuers of securities, and with the Decree of the Council of Ministers of August 11, 2004 on detailed requirements to be fulfilled by the issue prospectus and a summary of the prospectus.
Starting from the year 2005, the financial statements of Orbis S.A. are prepared in accordance with IFRS.
Comparative figures for 2004 were restated to reflect the effects of transition to IFRS.

Reconciliation of equity and financial result for the 9 months of 2004, covered by these financial statements as regards comparative figures as well as the description of transition from the Accounting Act to IFRS are presented in note 10 to this report.

Separate financial statements of Orbis S.A. as at September 30, 2005 should be interpreted in conjunction with the consolidated interim financial statements of the Orbis Group as at September 30, 2005.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter of greatest significance for the Company has been presented in point 2.1 of the condensed interim consolidated financial statements of the Orbis Group as at September 30, 2005 and for 9 months ended September 30, 2005.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the interim consolidated financial statements.

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the interim consolidated financial statements.

2.2.3 Prospects for the forthcoming quarter

Information on the Company's prospects has been presented in point 2.2.3 of the interim consolidated financial statements.

2.2.4 Opportunities for the realization of previous forecasts

Comments on the opportunities for the realization of previous forecasts has been presented in point 2.2.4 of the interim consolidated financial statements.

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

In PLN thousand	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	% change - 2005 versus 2004	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004	% change - 2005 versus 2004
Net sales of products, merchandise and raw materials	167 908	168 271	-0.22%	451 777	453 803	-0.45%
% share in total revenue	**92.58%**	**93.43%**	-0.91%	**89.54%**	**91.12%**	-1.74%
Cost of sales	(101 065)	(102 622)	-1.52%	(301 861)	(301 742)	0.04%
distribution and marketing costs	(10 596)	(9 463)	11.97%	(28 594)	(28 796)	-0.70%
administrative expenses	(25 028)	(21 108)	18.57%	(67 930)	(65 791)	3.25%
of which:						
-depreciation & amortization	(18 014)	(16 461)	9.43%	(53 966)	(50 332)	7.22%
- staff costs	(47 118)	(49 400)	-4.62%	(146 847)	(151 627)	-3.15%
- outsourced services	(30 745)	(30 089)	2.18%	(87 370)	(84 846)	2.97%
% share in total costs	**91.63%**	**91.97%**	-0.37%	**89.56%**	**91.15%**	-1.74%
Other operating income	4 502	2 103	114.08%	41 451	18 723	121.39%
Other operating expense	(1 143)	(3 508)	-67.42%	(22 304)	(16 559)	34.69%
Operating profit - EBIT	**34 578**	**33 673**	**2.69%**	**72 539**	**59 638**	**21.63%**
Gain (loss) on the sale of subsidiaries, affiliates and associated companies	(13)	18	-172.22%	0	18	-100.00%
Other finance income	8 970	9 721	-7.73%	11 331	25 467	-55.51%
Finance cost	(11 330)	(8 141)	39.17%	(24 131)	(21 940)	9.99%
Profit (loss) before tax	**32 205**	**35 271**	**-8.69%**	**59 739**	**63 183**	**-5.45%**
Income tax	(6 418)	(7 442)	-13.76%	(10 210)	(10 815)	-5.59%
Loss on discontinued operations						
Net profit (loss) for the financial year	**25 787**	**27 829**	**-7.34%**	**49 529**	**52 368**	**-5.42%**
EBIT margin (EBIT/Revenue)	20.59%	20.01%	2.91%	16.06%	13.14%	22.18%
EBITDA	**52 592**	**50 134**	**4.90%**	**126 505**	**109 970**	**15.04%**
EBITDA margin (EBITDA/Revenue)	31.32%	29.79%	5.13%	28.00%	24.23%	15.55%

Comments to results generated by Orbis S.A. in the third quarter of 2005 are presented in point 4.1 of notes to the interim consolidated financial statements of the Orbis Group.

3.2 Seasonality or cyclicality of operations

Detailed presentation of a seasonal nature of hotel operations has been presented in point 4.2 of notes to the interim consolidated financial statements of the Orbis Group.

4. BALANCE SHEET OF THE COMPANY

In PLN thousand	As at Sept. 30, 2005	As at June 30, 2005	% change in 3 months ended Sept. 30, 2005	As at Dec 31, 2004	% change in 9 months ended Sept. 30, 2005	As at Sept. 30, 2004	% change in 12 months ended Sept. 30, 2005
Non-current assets	2 000 461	1 995 176	0.26%	2 022 805	-1.10%	2 052 863	-2.55%
% share in the balance sheet total	*91.77%*	*91.25%*	*0.57%*	*94.26%*	*-2.64%*	*94.37%*	*-2.76%*
Current assets	179 407	191 397	-6.26%	123 227	45.59%	122 432	46.54%
% share in the balance sheet total	*8.23%*	*8.75%*	*-5.98%*	*5.74%*	*43.33%*	*5.63%*	*46.23%*
TOTAL ASSETS	**2 179 868**	**2 186 573**	**-0.31%**	**2 146 032**	**1.58%**	**2 175 295**	**0.21%**
Shareholders' equity	1 586 173	1 560 386	1.65%	1 552 311	2.18%	1 565 520	1.32%
% share in the balance sheet total	*72.76%*	*71.36%*	*1.97%*	*72.33%*	*0.60%*	*71.97%*	*1.11%*
Non-current liabilities and provisions	379 552	378 142	0.37%	376 999	0.68%	405 074	-6.30%
- of which: interest bearing borrowings	245 230	252 940	-3.05%	255 575	-4.05%	276 021	-11.16%
% share in the balance sheet total	*17.41%*	*17.29%*	*0.68%*	*17.57%*	*-0.89%*	*18.62%*	*-6.50%*
Current liabilities and provisions	214 143	248 045	-13.67%	216 722	-1.19%	204 701	4.61%
- of which: interest bearing borrowings	4 157	2 416	72.06%	1 500	177.13%	6 051	-31.30%
% share in the balance sheet total	*9.82%*	*11.34%*	*-13.40%*	*10.10%*	*-2.72%*	*9.41%*	*4.39%*
TOTAL EQUITY AND LIABILITIES	**2 179 868**	**2 186 573**	**-0.31%**	**2 146 032**	**1.58%**	**2 175 295**	**0.21%**
Debt/total capital employed ratio	15.72%	16.36%		16.56%		18.02%	
Debt ratio (total liabilities/total assets ratio)	27.24%	28.64%		27.67%		28.03%	

4.1 Non-current assets

Non-current assets are dominated by property, plant and equipment (over 70% of total non-current assets) - hotel buildings, premises and civil engineering constructions, land and titles to perpetual usufruct of land. Changes in the value of that item result predominantly from the scheduled depreciation charges and, to a much smaller extent, from purchases, disposals & liquidations. In the third quarter of 2005, the cooperative ownership title to commercial premises in Białystok, previously reported as investment in property, was sold.

4.2 Current assets

As at the end of the third quarter of 2005, current assets were dominated by financial assets measured at fair value through the income statement (36.6% share in current assets). In that item, the Company discloses bonds and certificates of deposit acquired to derive economic benefits arising from short-term fluctuations in prices. The subsequent item is other current receivables (31.3%) that grew three times as compared to the third quarter of the preceding year, chiefly as a result of the short-term loans granted to subsidiary companies PBP Orbis Sp. z o.o., Orbis Transport Sp. z o.o. and Orbis Kontrakty Sp. z o.o. in the 12 months between those periods.

4.3 Non-current liabilities and provisions

A dominant item in non-current liabilities are liabilities under interest bearing borrowings (over 60% of total non-current liabilities and provisions). Quarter-to-quarter fluctuations in the value of this item are a result of credit valuation in EUR. Another major item of liabilities, that went up over three times as compared to the balance as at the third quarter of the preceding year, was other non-current liabilities including valuation of SWAP transactions to hedge tranches of EUR-denominated credit facility against foreign exchange risk. A substantial change between the amount utilized as at the end of the third quarter 2004 and the balance as at September 30, 2005 was also reported in the item provisions for liabilities and was brought about by the dissolution of a provision for liabilities to Warimpex Leasing AG in the fourth quarter 2004.

4.4 Current liabilities and provisions

During the current quarter, major growth was noted in the value of trade liabilities because liabilities to the company HESA for mutual settlements were posted under that item. With that item eliminated, the growth equaled 4.8%. Changes in the amount of credits and loans are attributable to on-going servicing of liabilities. The remaining items were affected by changes related to the Company's ongoing operations.

4.5 Liabilities under interest bearing borrowings

Creditor	Amount of credit/loan repayable as at the balance sheet date		Current liabilities	Non-current liabilities	
	PLN	EUR		repayable within 1-3 years	repayable within more than 3 years
BWE-24/ORB	1 716		749	967	
Banks' syndicate	192 311	49 102	1 809	190 502	
Loan from Accor (within the framework of acquisition of the HEKON company)	55 360	14 135	1 599	53 761	
TOTAL:	**249 387**	**63 236**	**4 157**	**245 230**	**0.00**

4.6 Changes in estimates of amounts

Titles for major changes	As at Sept. 30, 2005	As at June 30, 2005	% change in 3 months ended Sept. 30, 2005	As at Dec 31, 2004	% change in 9 months ended Sept. 30, 2005
DEFERRED TAX PROVISION AND ASSETS					
1. Deferred tax provision	**66 265**	**65 774**	**0.75%**	**65 369**	**1.37%**
2. Deferred tax assets	**73 242**	**78 387**	**-6.56%**	**75 411**	**-2.88%**
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement benefits	**39 401**	**39 401**	**0.00%**	**37 172**	**6.00%**
- setting up	1 941	4 454		6 432	
- use	(1 941)	(2 224)		(5 838)	
- release	0	(1)		(542)	
2. Provision for liabilities arising from litigation	**79**	**29 796**	**-99.73%**	**34 077**	**-99.77%**
- setting up	0	1 702		29 822	
- use	(29 717)	0		0	
- release	0	(5 983)		(267)	
3. Provision for restructuring costs	**8 695**	**11 665**	**-25.46%**	**2 970**	**192.76%**
- setting up	0	8 695		0	
- use	(2 970)	0		0	
- release	0	0		0	
WRITE-DOWNS OF ASSETS					
1. for impairment of financial non-current assets	**5 496**	**5 496**	**0.00%**	**5 496**	**0.00%**
- setting up	0	0		2 011	
- use	0	0		0	
- reversal	0	0		0	
2. for impairment of property, plant and equipment	**267 273**	**273 643**	**-2.33%**	**273 625**	**-2.32%**
- setting up	0	18		1 219	
- use	(6 370)	0		0	
- reversal	0	0		(37 795)	

4.7 Contingent assets and liabilities, including sureties for credits and loans or furnishing of a guarantee in the group

The following changes in contingent assets and liabilities have been reported since the end of the last financial year, as at September 30, 2005.

Contingent liabilities

Title	Transferee	Debtor/nature of relationship	Validity period	Amount as at the balance sheet date	Change in amount in 3 months ended March 31, 2005	Financial terms and other remarks
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. to the bank under a loan agreement	BPH PBK S.A. z with its corporate seat in Cracow	Orbis Casino Sp. z o.o., associated company	Dec. 30, 2006	1 500 000		
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. under a guarantee issued by the bank	BPH PBK S.A. z with its corporate seat in Cracow	Orbis Casino Sp. z o.o., associated company	Apr. 13, 2007	1 959 589		
			TOTAL	**3 459 589**		

5. CASH FLOWS IN THE COMPANY

In PLN thousand	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	% change - 2005 versus 2004	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004	% change - 2005 versus 2004
Cash flows from operating activities	32 017	59 989	-46.63%	68 764	98 423	-30.13%
Cash flows from investing activities	(15 418)	(59 712)	287,29%	(39 568)	(92 010)	132,54%
Cash flows from financing activities	(17 322)	(18 683)	-7.86%	(24 368)	(27 024)	10,90%
Total net cash flows	**(723)**	**(18 406)**	**2445,78%**	**4 828**	**(20 611)**	**-123.42%**
Cash and cash equivalents at the end of period	17 981	9 676	85.83%	17 981	9 676	85.83%

As at September 30, 2005, the Company had at its disposal cash and cash equivalents amounting to PLN 17,981 thousand

5.1 Operating activities

Despite the negative impact of adjustments, in the third quarter 2005 the Company generated positive cash flows from operating activities. The largest adjustments concerned changes in the balance of current provisions and liabilities and related to the dissolution of a provision and calculation of a liability for payment to HESA S.A. in connection with the resolution of disputes surrounding the Europejski Hotel.

5.2 Investing activities

Most important items affecting net cash flows from investing activities in the third quarter 2005 relate to expenditures on purchases and proceeds from the sale of short-term financial assets in which temporarily idle funds are invested.
The remaining significant part of cash flows from investing activities in the current quarter relates to expenditures on non-financial non-current assets and proceeds from the dividend.

5.3 Financing activities

In the third quarter 2005, cash flows from financing activities included the dividend paid out to the Company shareholders. Additionally, interest on credits was repaid.

6. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY OF THE COMPANY AND PAID DIVIDENDS

In PLN thousand	As at Sept. 30, 2005	As at June 30, 2005	% change in 3 months ended Sept. 30, 2005	As at Dec 31, 2004	% change in 9 months ended Sept. 30, 2005	As at Sept. 30, 2004	% change in 12 months ended Sept. 30, 2005
Share capital	517 754	517 754	0.00%	517 754	0.00%	517 754	0.00%
Reserves	133 411	133 411	0.00%	133 411	0.00%	133 385	0.02%
Other capitals	0	0		0		0	
Retained earnings	935 008	909 221	2.84%	901 146	3.76%	914 381	2.26%
Shareholders' equity	**1 586 173**	**1 560 386**	**1.65%**	**1 552 311**	**2.18%**	**1 565 520**	**1.32%**

No changes occurred in the amount of share capital in the periods covered by these financial statements. No major changes were reported in the amount of the reserves to which the amounts derived from the sale of Orbis S.A. shares at premium as well as revaluation of investments is posted. The lower level of the reserves in the third quarter 2004 results from measurement of long-term investments in works of art.

The change in retained earnings in the third quarter 2005 was attributable to the posting of a net profit for that period amounting to PLN 25,787 thousand to the equity.

DIVIDEND

The dividend paid by Orbis S.A. in 2004 for the year ended Dec. 31, 2003 amounted to PLN 15,666 thousand (PLN 0.34 per share). The dividend date was set for July 28, 2004; and the dividend payment date for August 12, 2004.

On June 10, 2005, the General Meeting of Shareholders approved the payment of the dividend for the year ended December 31, 2004 in the amount of PLN 15,667 thousand (PLN 0.34 per share). The dividend date was set July 20, 2005; and the dividend payment date for August 9, 2005.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

Below presented is the impact of the following non-recurring and one-off events on financial results for the 9 months ended September 30, 2005 and 2004 :

1. setting up of provision of PLN 8,695 thousand for restructuring, related to, among others, 4 hotels designated for liquidation,
2. write-down of the value of draft technical documentation of the Grand Hotel in Sopot of PLN 2,016 thousand (relates to 2004),
3. provision of PLN 2,025 thousand for the costs of employment restructuring in the Europejski Hotel (relates to 2004)
4. cost of SWAP financial instruments including their valuation.

„Pro forma" results on continuing operations, determined in accordance with uniform criteria excluding the effects of the above events are as follows:

In PLN thousand	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	% change 2005/2004	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004	% change 2005/2004
Net profit (loss) on all operations	25 787	27 829	- 7.34%	49 529	52 368	-5.42%
1.setting up of a provision for restructuring				8 695		
2. write-down of the value of draft technical documentation					2 016	
3. provision for costs of employment restructuring in the Europejski Hotel					2 025	
4. costs of SWAP	7 780	7 571		13 137	9 275	
"Pro forma" net profit (loss) from continuing operations	33 567	35 400	-5.18%	71 361	65 684	- 8.64%

The impact of the above events on balance sheet items is presented in the table below:

In PLN thousand	As at Sept. 30, 2005	As at June 30, 2005	% change in 3 months ended Sept. 30, 2005	As at Dec 31, 2004	% change in 9 months ended Sept. 30, 2005	As at Sept. 30, 2004	% cnange in 12 months ended Sept. 30, 2005
TOTAL ASSETS	**2 179 868**	**2 186 573**	**-0.31%**	**2 146 032**	**1.58%**	**2 175 295**	**0.21%**
Non-current assets				2 016		2 016	
Current assets	4 374	4 374					
TOTAL ASSETS pro forma	**2 184 242**	**2 190 947**	**-0.31%**	**2 148 048**	**1.68%**	**2 177 311**	**0.32%**
TOTAL EQUITY AND LIABILITIES	**2 179 868**	**2 186 573**	**-0.31%**	**2 146 032**	**1.58%**	**2 175 295**	**0.21%**
Shareholders' equity	4 307	12 086		2 337		-5 234	
Non-current liabilities and provisions	8 762	983		1 704		9 275	
Current liabilities and provisions	-8 695	-8 695		-2 025		-2 025	
TOTAL EQUITY AND LIABILITIES pro forma	**2 184 242**	**2 190 947**	**-0.31%**	**2 148 048**	**1.68%**	**2 177 311**	**0.32%**

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuance, repurchase or repayment of debt or equity securities occurred in the period covered by these financial statements.

9. TRANSACTIONS WITH RELATED PARTIES

In the period covered by these financial statements, Orbis S.A. did not execute any transactions with related parties the value of which would exceed EUR 500 thousand.

No transactions involving transfer of rights and obligations, either gratuitous or against consideration, have been executed between Orbis S.A. and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and associated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and associated companies.

10. CHANGES IN ACCOUNTING POLICIES

Full disclosure of Orbis S.A. accounting policy, applicable as from January 1, 2005, has been presented in point 2.1 of notes to the interim consolidated financial statements of the Orbis Group as at June 30, 2005.

Explanations related to the transition to IFRS

Financial statements for 2005 are for the first time prepared in accordance with IFRS. The following data have to be disclosed during the year in which IFRS standards were applied for the first time. Financial statements for the year ended December 31, 2004 were the last financial statements prepared in accordance with the Accounting Act. Therefore January 1, 2004 is deemed the date of transition to principles consistent with IFRS.

On February 10, 2005, the Extraordinary General Meeting of Orbis S.A. Shareholders was held. It passed the resolution on preparation of financial statements of Orbis S.A. in accordance with International Financial Reporting Standards (IFRS) from January 1, 2005.

The Company applied IFRS for the first time in financial statements for the first quarter 2005, i.e. January 1, 2004 was the date of transition to IFRS. The financial statements as at December 31, 2005 will be the first annual consolidated financial statements of the Group prepared in compliance with IFRS.

The notes below contain explanations of the impact of adjustments arising from the differences between the accounting standards applicable so far and the IFRS on comparative data, i.e. for 9 months ended September 30, 2004 and the description of those adjustments.

ORBIS SPÓŁKA AKCYJNA

Explanations concerning translation of data covering former reporting periods into IFRS are to be found in note 2.4 to notes to the condensed separate semi-annual financial statements of Orbis S.A. as at June 30, 2005.

10.1 RECONCILIATION OF BALANCE SHEET AS AT SEPTEMBER 30, 2004

Assets		Accounting Act	Effect of transition to IFRS	IFRS
Non-current assets		**1 676 048**	**376 815**	**2 052 863**
Property, plant and equipment	1	1 164 431	294 727	1 459 158
Intangible and legal assets, of which:		5 320	(3 187)	2 133
- goodwill		0		0
Interests in subsidiaries, affiliates and associated companies		474 336		474 336
Available-for-sale financial assets		31		31
Other financial assets		606		606
Investment property	2	14 074	31 158	45 232
Other long-term investments		601		601
Deferred tax assets	4	16 649	54 117	70 766
Current assets		**125 590**	**(3 158)**	**122 432**
Inventories		8 787		8 787
Trade receivables		27 156		27 156
Income tax receivables		0		0
Other current receivables		17 097		17 097
Other short-term investments	3	3 158	(3 158)	0
Financial assets measured at fair value through the income statement		59 716		59 716
Cash and cash equivalents		9 676		9 676
Total assets		**1 801 638**	**373 657**	**2 175 295**

Equity and liabilities		Accounting Act	Effect of transition to IFRS	IFRS
Shareholders' equity		**1 241 435**	**324 085**	**1 565 520**
Share capital		92 154	425 600	517 754
Reserves		133 385		133 385
Other capitals		0		0
Retained earnings	5	1 015 896	(101 515)	914 381
Non-current liabilities		**355 502**	**49 572**	**405 074**
Interest bearing borrowings		276 021		276 021
Deferred tax provision	6	18 640	49 572	68 212
Other non-current liabilities		9 275		9 275
Provision for retirement benefits and alike		30 424		30 424
Provisions for liabilities		21 142		21 142
Current liabilities		**204 701**	**0**	**204 701**
Interest bearing borrowings		6 051		6 051
Trade liabilities		18 423		18 423
Income tax liabilities		3 496		3 496
Other current liabilities		163 824		163 824
Provision for retirement benefits and alike		5 094		5 094
Provisions for liabilities		7 813		7 813
Total equity and liabilities		**1 801 638**	**373 657**	**2 175 295**

Additional information to reconciliation of balance sheet as at September 30, 2004

1. Property, plant and equipment

Adjustments related to property, plant and equipment are presented below:

Revaluations for hyperinflation and depreciation	240 327
Adjustments related to principles of capitalization of borrowing costs and exchange differences	(9 058)
Write-downs to revalue property, plant and equipment	(264 198)
Revaluation of non-current assets to the fair value	339 284
Depreciation of titles to perpetual usufruct of land	(4 388)
Reclassification of assets from tangible assets to investment property	(7 240)
TOTAL	**294 727**

2. Investment property

Adjustments related to investment property are presented below:

Reclassification of investment property from short-term investments	4 481
Calculation of depreciation	(7 315)
Revaluation of investment property for hyperinflation	6 012
Revaluation of land and titles to perpetual usufruct of land to the fair value	21 228
Revaluation of leased property	(488)
Reclassification of buildings and titles to perpetual usufruct of land from tangible assets to investment property	7 240
TOTAL	**31 158**

3. Other short-term investments

Adjustments related to other short-term investments are presented below:

Reclassification from short-term investments to investment property	(4 481)
Reversal of a write-down of short-term investments	1 323
TOTAL	**(3 158)**

4. Deferred tax assets

The above adjustments increased deferred tax assets in a following manner:

Adjustment related to principles of capitalization of borrowing costs and exchange differences	1 721
Impairment loss of tangible assets	52 041
Reversal of measurement of short-term investments	(251)
Adjustment related to the initial fee for affiliation with a hotel brand	606
TOTAL	**54 117**

5. Retained earnings

Adjustments related to retained earnings are presented below:

Revaluations of equity for hyperinflation	(425 600)
Revaluations of tangible assets and investment property for hyperinflation	246 339
Adjustment related to borrowing costs	(9 058)
Write-downs of property, plant and equipment and investment property	(264 198)
Revaluation of land and titles to perpetual usufruct of land to the fair value	360 024
Depreciation of titles to perpetual usufruct of land	(4 602)
Calculation of depreciation of assets reclassified from short-term investments	(7 101)
Reversal of an impairment loss of short-term investments	1 323
Reclassification of the initial fee for affiliation with a hotel brand	(3 187)
Tax effects of above changes	4 545
TOTAL	**(101 515)**

6. Deferred tax provision

The above adjustments increased deferred tax provision in a following manner:

Effects of revaluation for hyperinflation	52 602
Revaluation of non-current assets to the fair value	(1 701)
Reversal of a temporary difference on depreciation of short-term investments	(1 329)
TOTAL	**49 572**

10.2 RECONCILIATION OF FINANCIAL RESULT FOR THE THIRD QUARTER OF 2004

		Accounting Act	Effect of transition to IFRS	IFRS
Net sales of services		450 573		450 573
Net sales of other products, merchandise and raw materials		3 230		3 230
Cost of sales	1	(289 901)	(11 841)	(301 742)
Gross profit (loss) on sales		**163 902**	**(11 841)**	**152 061**
Other operating income	2	23 802	(5 079)	18 723
Distribution and marketing costs		(28 796)		(28 796)
Administrative expenses		(65 791)		(65 791)
Other operating expenses	3	(16 531)	(28)	(16 559)
Profit (loss) from operating activities		**76 586**	**(16 948)**	**59 638**
Profit (loss) on the sale of all or part of interest in subsidiaries, affiliates and associated companies		18		18
Other finance income		23 134	2 333	25 467
Finance cost	4	(21 940)		(21 940)
Profit (loss) before tax		**77 798**	**(14 615)**	**63 183**
Income tax	5	(11 888)	(1 073)	(10 815)
Net profit (loss) from continuing operations		**65 910**	**(13 542)**	**52 368**
Discontinued operations				
Loss from discontinued operations				
Net profit (loss) for the financial year		**65 910**	**(13 542)**	**52 368**

1. Adjustments of cost of sales are presented below:

Effect of hyperinflation on non-current assets and investment property	7 967
Adjustment related to the initial fee for affiliation with a hotel brand	13
Depreciation of titles to perpetual usufruct of land	3 861
TOTAL	**11 841**

2. Adjustment related to the sale of titles to perpetual usufruct of land revalued to the fair value.
3. Adjustment ensuing from the revaluation of land to the fair value.
4. Adjustment related to changed approach to recognition of borrowing costs.
5. Adjustments 1 – 4 result in a decrease in deferred tax expense by PLN 1,073 thousand.

11. EVENTS AFTER THE BALANCE SHEET DATE

No major events having significant impact upon presented results for the third quarter of 2005 and not included in the current financial statements occurred after the balance sheet date.

12. SHAREHOLDERS

As at November 14, 2005, the value of the share capital of Orbis S.A. amounts to PLN 517,754,468.00, and comprises of 46,077,008 shares having a par value of PLN 2 each. Shareholders who hold, directly or through its subsidiary companies, at least 5% of the total number of votes at the General Meeting of Shareholders, determined as at November 14, 2005 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	Number of shares held as at Nov. 14, 2005 (no. of votes at the GM)	Percentage share in share capital as at Nov. 14, 2005 (% share in the total no. of votes at the GM)	Change in the ownership structure in the period Aug. 12, 2005 – Nov. 14, 2005 (since the submission of last interim financial statements)
Accor S.A.:	16 394 151	35.58%	
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5.89%	
BZ WBK AIB Asset Management SA-clients under management contracts:	2 343 997	5.09%	+5.09%
Commercial Union OFE BPH CU WBK:	2 338 652	5.08%	
Globe Trade Centre S.A.	2 303 853	5.00%	

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

To the Company's knowledge, no changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the preceding quarterly report.

As at November 14, 2005, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye	President of the Management Board holds 5,000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula	First Vice-President of the Management Board holds 2,607 shares of Orbis S.A.

3. Andrzej Bobola Szułdrzyński	Vice-President of the Management Board holds 513 shares of Orbis S.A.
4. Ireneusz Andrzej Węgłowski	Vice-President of the Management Board holds 3,000 shares of Orbis S.A.
5. Yannick Yvon Rouvrais	Member of the Management Board does not hold any Orbis S.A. shares
6. Jolanta Wojciechowska de Cacqueray	Member of the Management Board (since June 10, 2005) does not hold any Orbis S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigation pending before courts, arbitration or public administration bodies is provided in note 15 to the interim consolidated financial statements.

ORBIS S.A.
CAPITAL GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at September 30, and for 9 months ended on September 30, 2005

SELECTED FINANCIAL FIGURES

for 9 months ended on September 30, 2005 with comparable figures for the year 2004

	in PLN '000		in EUR '000	
	9 months ended on Sept. 30, 2005	9 months ended on Sept. 30, 2004	9 months ended on Sept. 30, 2005	9 months ended on Sept. 30, 2004
PROFIT AND LOSS ACCOUNT				
Net sales of products, merchandise and raw materials	773 725	710 155	190 652	150 104
Operating profit (loss)	84 913	79 839	20 923	16 875
Net profit (loss) on continuing operations	61 288	70 962	15 102	14 999
Net profit attributable to equity holders of the parent	60 997	70 276	15 030	14 854
BALANCE SHEET				
Fixed assets	1 964 324	1 984 413	501 538	452 732
Current assets	267 141	217 028	68 207	49 514
Shareholders' equity	1 629 208	1 590 343	415 975	362 827
Shareholders' equity attributable to equity holders of the parent	1 627 981	1 587 243	415 662	362 120
Long-term liabilities	423 423	454 146	108 110	103 611
Short-term liabilities	178 834	156 952	45 661	35 808
CASH FLOW STATEMENT				
Net cash flow from operating activity	117 727	159 800	29 009	33 777
Net cash flow, total	27 962	(4 134)	6 890	(874)
EARNINGS PER SHARE				
Earnings per share for the financial year	1,33	1,54	0,33	0,33

Exchange rate of EUR applied to convert:		
- balance sheet items	3,9166	4,3832
- profit and loss account items	4,0583	4,7311

CONSOLIDATED BALANCE SHEET

as at September 30, 2005, June 30, 2005, December 31, 2004 and September 30, 2004

(figures have been presented in PLN '000)

Assets	balance as at Sept. 30, 2005	balance as at June 30, 2005	balance as at Dec. 31, 2004	balance as at Sept. 30, 2004
Fixed assets	**1 964 324**	**1 960 923**	**1 973 710**	**1 984 413**
Tangible fixed assets	1 696 222	1 692 792	1 705 914	1 736 723
Intangible assets, of which:	112 150	112 231	113 186	112 008
- goodwill	109 142	109 142	108 132	107 252
Investment in an associated company consolidated by the equity method	4 686	3 979	4 182	4 005
Financial assets held for trading	727	727	2 652	2 679
Other financial assets	27 410	23 130	23 268	8 777
Investment property	43 660	44 106	44 711	45 232
Other long-term investments	1 390	733	635	601
Deferred income tax assets	78 079	83 225	79 162	74 388
Current assets	**267 141**	**273 153**	**188 207**	**217 028**
Inventories	12 475	12 184	13 822	12 497
Trade receivables	72 163	68 874	40 076	68 715
Income tax receivables	3 114	3 291	8 198	0
Other short-term receivables	36 446	42 587	22 854	29 688
Financial assets at fair value through profit or loss	72 393	89 454	60 669	59 784
Cash and cash equivalents	70 550	56 763	42 588	46 344
Total assets	**2 231 465**	**2 234 076**	**2 161 917**	**2 201 441**

CONSOLIDATED BALANCE SHEET, continued

as at September 30, 2005, June 30, 2005, December 31, 2004 and September 30, 2004

(figures have been presented in PLN '000)

Shareholders' Equity and Liabilities	balance as at Sept. 30, 2005	balance as at June 30, 2005	balance as at Dec. 31, 2004	balance as at Sept. 30, 2004
Shareholders' equity	**1 629 208**	**1 585 146**	**1 585 409**	**1 590 343**
Share capital	517 754	517 754	517 754	517 754
Reserve capitals	133 411	133 411	133 411	133 385
Other capitals	(708)	(653)	(648)	(389)
Retained profits	977 524	933 931	933 917	936 493
Minority holdings	1 227	703	975	3 100
Long-term liabilities	**423 423**	**423 651**	**413 010**	**454 146**
Credits and loans	273 291	279 911	277 298	319 578
Provision for deferred income tax	66 867	66 388	65 988	68 591
Other long-term liabilities	41 948	36 884	32 381	10 706
Provision for pension and similar benefits	40 347	40 347	37 303	34 129
Provisions for liabilities	970	121	40	21 142
Short-term liabilities	**178 834**	**225 279**	**163 498**	**156 952**
Credits and loans - current	4 844	3 103	3 355	6 868
Trade liabilities	92 646	79 457	58 218	65 069
Income tax liabilities	1 635	12	0	4 512
Other short-term liabilities	65 357	94 035	59 651	65 743
Provision for pension and similar benefits	4 524	4 658	5 227	5 755
Provisions for liabilities	9 828	44 014	37 047	9 005
Total liabilities	**2 231 465**	**2 234 076**	**2 161 917**	**2 201 441**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for 9 months and 3 months ended on September 30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on Sept. 30, 2005	9 months ended on Sept. 30, 2005	3 months ended on Sept. 30, 2004	9 months ended on Sept. 30, 2004
Net sales of services	307 299	773 725	274 066	710 155
Net sales of other products, merchandise and raw materials	2 501	9 979	1 639	5 213
Cost of products, merchandise and raw materials sold	(207 527)	(560 927)	(180 402)	(498 935)
Gross profit (loss) on sales	**102 273**	**222 777**	**95 303**	**216 433**
Other operating income	7 439	33 588	16 434	22 826
Distribution & marketing expenses	(14 924)	(38 739)	(12 862)	(36 032)
General overheads & administrative expenses	(37 370)	(105 968)	(31 699)	(100 467)
Other operating expenses	(3 265)	(26 745)	(7 307)	(22 921)
Operating profit (loss)	**54 153**	**84 913**	**59 869**	**79 839**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	(13)	0	0	0
Other financial income	13 038	21 133	11 413	32 984
Financial expenses	(13 495)	(27 878)	(8 135)	(25 403)
Share in net profits (losses) of subsidiaries, affiliates and associated companies	707	1 204	303	1 116
Profit (loss) before tax	**54 390**	**79 372**	**63 450**	**88 536**
Corporate income tax	(10 363)	(18 084)	(11 202)	(17 574)
Net profit (loss) on continuing operations	**44 027**	**61 288**	**52 248**	**70 962**
Discontinued operations	**0**	**0**	**0**	**0**
Loss on discontinued operations	0	0	0	0
Net profit (loss) for the financial year	**44 027**	**61 288**	**52 248**	**70 962**
Ascribed to:				
shareholders of the controlling company	43 494	60 997	51 702	70 276
minority shareholders	533	291	546	686
	44 027	61 288	52 248	70 962
Earnings (loss) per common share (in PLN)				
Earnings per share for the financial year	0,96	1,33	1,13	1,54
Earnings per share from continuing operations	0,96	1,33	1,13	1,54

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 9 months and 3 months ended on September 30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	Share capital	Reserve capitals	Other capitals	Retained profits	Minority interests	Total
Twelve months ended on December 31, 2004						
Balance as at January 1, 2004	517 754	133 385	0	893 692	10 217	1 555 048
- profit (loss) for the financial year	0	0	0	53 071	2 339	55 410
- translation differences on consolidation	0	0	(648)	0	0	(648)
- purchase of minority holdings	0	0	0	0	(11 581)	(11 581)
- others	0	26	0	2 820	0	2 846
Total changes during the period	0	26	(648)	55 891	(9 242)	46 027
dividends	0	0	0	(15 666)	0	(15 666)
Balance as at December 31, 2004	517 754	133 411	(648)	933 917	975	1 585 409
of which: nine months ended on September 30, 2004						
Balance as at January 1, 2004	517 754	133 385	0	893 692	10 217	1 555 048
- profit (loss) for the financial year	0	0	0	70 276	686	70 962
- translation differences on consolidation	0	0	(389)	0	0	(389)
- others	0	0	0	(11 809)	(7 803)	(19 612)
Total changes during the period	0	0	(389)	58 467	(7 117)	50 961
dividends	0	0	0	(15 666)	0	(15 666)
Balance as at September 30, 2004	517 754	133 385	(389)	936 493	3 100	1 590 343
Nine months ended on September 30, 2005						
Balance as at January 1, 2005	517 754	133 411	(648)	933 917	975	1 585 409
- profit (loss) for the financial year	0	0	0	60 997	291	61 288
- translation differences on consolidation	0	0	(60)	0	0	(60)
- others	0	0	0	(1 723)	(39)	(1 762)
Total changes during the period	0	0	(60)	59 274	252	59 466
dividends	0	0	0	(15 667)	0	(15 667)
Balance as at September 30, 2005	517 754	133 411	(708)	977 524	1 227	1 629 208
of which: three months ended on September 30, 2005						
Balance as at July 1, 2005	517 754	133 411	(653)	933 931	703	1 585 146
- profit (loss) for the financial year	0	0	0	43 494	533	44 027
- translation differences on consolidation	0	0	(55)	0	0	(55)
- others	0	0	0	99	(9)	90
Total changes during the period	0	0	(55)	43 593	524	44 062
dividends	0	0	0	0	0	0
Balance as at September 30, 2005	517 754	133 411	(708)	977 524	1 227	1 629 208

CONSOLIDATED CASH FLOW STATEMENT

for 9 months and 3 months ended on September 30, 2005 with comparable figures for the year 2004

(figures have been presented in PLN '000)

	3 months ended on Sept. 30, 2005	9 months ended on Sept. 30, 2005	3 months ended on Sept. 30, 2004	9 months ended on Sept. 30, 2004
OPERATING ACTIVITY				
Gross profit (loss)	**54 390**	**79 372**	**63 450**	**88 536**
Adjustments:	**(10 021)**	**45 045**	**16 297**	**75 875**
Share in net profit (loss) of companies consolidated by the equity method	(707)	(1 204)	(303)	(1 116)
Depreciation and amortization	27 739	82 626	25 837	76 367
(Gain) loss on foreign exchange differences	(7 677)	(10 325)	(8 830)	(23 517)
Interests	2 159	6 450	4 146	9 457
(Profit) loss on investing activity	(1 866)	(10 493)	(281)	(2 159)
Change in receivables and deferred and accrued expenses	(4 594)	(44 509)	19 719	(17 058)
Change in current liabilities, excluding loans and bank credits	4 129	51 011	(21 458)	24 879
Change in provisions	(32 179)	(22 256)	4 091	7 208
Change in inventories	(291)	1 347	1 964	2 030
Other adjustments	3 266	(7 602)	(8 588)	(216)
Cash from operating activity	***44 369***	***124 417***	***79 747***	***164 411***
Income tax (paid)/reimbursed	814	(6 690)	1 262	(4 611)
Net cash flow from operating activity	**45 183**	**117 727**	**81 009**	**159 800**
INVESTING ACTIVITY				
Income from the sale of tangible fixed assets and intangible assets	1 230	15 900	1 609	8 421
Income from the sale of investment property	1 700	1 700	0	0
Income from the sale of group companies	0	2 015	0	0
Income from sale of short-term securities	493 188	965 822	521 594	555 691
Income from interests	303	1 064	0	0
Repayment of long-term loans granted	0	2 776	0	0
Expenditure on tangible fixed assets and intangibles	(32 250)	(67 129)	(16 746)	(58 421)
Expenditure on purchase of group companies	(656)	(4 422)	(3 671)	(29 180)
Expenditure on purchase of short-term securities	(475 350)	(974 425)	(584 735)	(618 693)
Granting of long-term loans	(51)	(180)	(1 968)	(3 212)
Other investing expenses	(17 836)	(17 957)	0	0
Net cash flow from investing activity	**(29 722)**	**(74 836)**	**(83 917)**	**(145 394)**
FINANCING ACTIVITY				
Receipts from credits and loans	15 423	42 372	12 090	30 349
Other financial income	3 489	8 426	2 914	8 040
Repayment of credits and loans	(741)	(37 358)	(15 745)	(28 288)
Repayment of interest	(59)	(3 239)	(833)	(5 818)
Dividends and other payments to shareholders	(15 667)	(15 667)	(15 666)	(15 666)
Financial lease payments	(80)	(428)	(36)	(109)
Other financial expenditure	(4 039)	(9 035)	(1 751)	(7 048)
Net cash flow from financing activity	**(1 674)**	**(14 929)**	**(19 027)**	**(18 540)**
Change in cash and cash equivalents	13 787	27 962	(21 935)	(4 134)
Cash and cash equivalents at the beginning of period	56 763	42 588	68 279	50 478
Cash and cash equivalents at the end of period	70 550	70 550	46 344	46 344

ORBIS GROUP

NOTES
TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OF THE ORBIS GROUP
AS AT SEPTEMBER 30, 2005 AND FOR 9 MONTHS ENDED SEPTEMBER 30, 2005

TABLE OF CONTENTS

ORBIS GROUP

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at 16, Bracka street has been registered in the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Register (KRS) under the number 0000022622. Orbis S.A. is Poland's largest hotel company that employs approx. 4,500 persons and operates a network of 54 hotels (9,800 rooms) in 29 major cities, towns and resorts in Poland. Company hotels function under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport and games of chance sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne, Orbis Travel, Orbis Transport and an associated company Orbis Casino, Orbis S.A. forms the largest hotel and tourist group in Poland and Central Europe.

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of 8 Ibis economy hotels and 2 Novotels, offering in aggregate over 1 500 rooms in 8 towns in Poland. Moreover, the company operates the Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon.

Polskie Biuro Podróży Orbis Sp. z o.o. pursuing its activities under the business name of **Orbis Travel** is the largest Polish travel agent: leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business trips servicing and acts as an agent in the sales of transport tickets.

Orbis Transport Sp. z o.o. is the largest Polish carrier in the international coach connections segment (runs regular connections to over 100 towns in 11 European countries) and is a leading-edge company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

These consolidated financial statements of the Group cover the Company and its subsidiaries (jointly named the "Orbis Group" or the "Group") and the company's interests in associates.

The full list of companies has been published in point 3.1 of this report. Changes in the Orbis Group that have occurred since the publication of last financial statements have been presented in point 3.2 of this report.

These interim consolidated financial statements have been prepared as at September 30 and for 9 months ended September, 2005.

The presented financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS)) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC), that were approved by the European Union by December 31, 2004.

Until the year 2004 inclusive, the financial statements of the Orbis Group were prepared in accordance with the provisions of the Accounting Act of September 29, 1994, the Decree of the Council of Ministers of March 19, 2002 amending the Ordinance of the Council of Ministers of October 16, 2001 on current and periodical information provided by issuers of securities, and with the Decree of the Council of Ministers of August 11, 2004 on detailed requirements to be fulfilled by the issue prospectus and a summary of the prospectus.

Starting from the year 2005, the financial statements of the Orbis Group are prepared in accordance with IFRS.

Main accounting policies applied in preparing the consolidated financial statements are outlined in note 2.1 of notes to the consolidated financial statements for the first semi-annual period of 2005. These policies were applied on a continuous basis in all the years covered by the financial statements.

Comparative figures for 2004 were restated to reflect the effects of transition to IFRS.

Reconciliation as well as the description of transition from the Accounting Act to IFRS in respect of comparative figures as at September 30, 2004 are presented in note 11 to this report.

The consolidated financial statements have been prepared on the assumption that the parent and Group companies will be going concern enterprises in the foreseeable future. There exist no estimates made as at the balance sheet date that might entail a risk of resulting in substantial adjustments of carrying amounts of assets and liabilities in the course of the subsequent financial year.

The functional and reporting currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless specified otherwise.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

1. **Sales of the Orbis Group** grew by 12.4% in the 3rd quarter of 2005 and amounted PLN 309,800 thousand. The profit on operating activities amounted to PLN 54,153 thousand and was lower than in the 3rd quarter of 2004 by 9.6%. Net profit of the Orbis Group amounted to PLN 44,027 thousand and was lower than in the 3rd quarter of 2004 by 15.7%.
2. **Conclusion of the dispute concerning the Europejski Hotel in Warsaw.** On September 1, 2005, Orbis and HE S.A. executed, based on mutual concessions, an agreement that amicably concluded all disputes between the Parties and created the grounds for the final settlement of accounts related to all and any existing and future mutual claims related to the Europejski Hotel in Warsaw (for more detailed information see point 15 of the notes).
3. **Agreement with trade unions.** In August the Management Board of the Company executed an agreement with trade unions operating on the company level. The agreement governs terms and conditions of lay-offs including amounts of severance pays and additional compensations applicable to all positions and jobs liquidated until 2007 as part of the strategy of the Orbis Group.

President Jean Philippe Savoye comments:

The 3rd quarter of 2005 saw the execution of two significant agreements – a general agreement with Trade Unions concerning the present restructuring programme and an agreement that amicably concludes all disputes and creates the grounds for final settlement of accounts related to any and all existing or future mutual claims related to the Europejski Hotel in Warsaw. Moreover, we continue to work on the implementation of the "Orbis – 21st Century Organization" project.
At the level of the Group, sales grew by 12%, predominantly thanks to the companies Hekon and Orbis Travel. However, low EUR/PLN and USD/PLN exchange rates significantly reduced revenue generated from the sale of hotel services, foreign outgoing traffic and car rental. Similarly to the preceding quarters of the current year, Orbis Transport struggled with high fuel prices and an increase in operating expense connected with the consolidation of PKS companies.

2.2 Factors significant for the development of the group

2.2.1 External factors

MACROECONOMIC SITUATION

In its communiqué dated October 12, 2005, the Ministry of Finance informed that Polish economy has entered a path of a faster growth despite the fact that the growth is slow and smaller than expected by the Ministry. The Ministry of Finance estimates that GDP growth in Poland amounted to 3.4% (yoy) in the 3rd quarter of 2005 in comparison with 2.8% (yoy) in the 2nd quarter of 2005. The GDP growth in the country constitutes the most important factor for sales of services in the tourism and hotel industry. The impact was particularly visible in the 3rd quarter of 2005 as indicated by a growing number of rooms sold to business clients (+8.9%).

The EUR/PLN exchange rate constitutes a significant factor influencing sales generated by hotel operations. In accordance with information published by NBP, the average EUR/PLN exchange rate in the 3rd quarter of 2005 amounted to 4.0223 in comparison with 4.4268 in the 3rd quarter of 2004 (-9.1%). Therefore it had a negative impact on the average price of rooms sold by the Group's hotels and on sales generated by short-term rent of cars. The average USD/PLN exchange rate declined, too, and amounted to 3.2938 in the 3rd quarter of 2005 in comparison with 3.6230 in the 3rd quarter of 2004, i.e., the decline amounted to 9.1%. Decline of the USD/PLN and EUR/PLN exchange rates had a positive impact on volume of foreign trips sold by Orbis Travel.

In accordance with data published by the Central Statistical Office (GUS) the inflation rate in the 3rd quarter of 2005 amounted to 1.6% in comparison with 4.5% in the 3rd quarter of 2004. At the same time the unemployment rate in Poland remained high, above the natural unemployment rate, despite graduate development of the labor

market mainly due to increased demand for labor indicated by companies. As at the end of August 2005, the registered unemployment rate in Poland amounted to 17.8% and was by 1.3 p.p. lower than in August 2004.

Increase of fuel oil prices in the 3rd quarter of 2005 resulted in a growth of coach transport costs.

Economic growth in the Euro-zone in the 3rd quarter of 2005 was estimated by the European Commission at 0.2 – 0.6% in comparison with the 2nd quarter of 2005. Therefore strengthening of the economic growth is expected. The growth amounted to 0.2% in the 2nd quarter of 2005 in comparison with the 1st quarter of 2005. Economic growth in the EU Member States constitutes a major, demand factor with an influence on sales of hotel and tourism services provided by the Orbis Group since 60% of guests of the Orbis Hotel Group come to Poland from the EU Member States. Citizens of these countries also use incoming traffic services rendered by Orbis Travel.

TOURIST TRAFFIC

Incoming traffic – According to figures published by the Institute of Tourism, 13.5 million arrivals of foreigners were registered in July and August 2005 (i.e., by 4% more than in July and August 2004). The increase of the incoming traffic was caused by a growing number of Germans and tourists crossing the eastern border of Poland (+7.5%).The number of foreigners cleared at airports grew by 32.2%. The growth was partially related to the increasing number of routes handled by cheap airlines.

Outgoing traffic – In July and August 2005, 9.4 millions of Poles were reported to have gone abroad (by 10.0% more than in July and August 2004). Upwards trend has prevailed in air traffic: the number of Poles traveling abroad by air went up by 33.7%. Growing number of Poles traveling across the eastern border of the country has been indicated, too.

COMPETITION

Hotel market – As compared to the preceding years, a decline in the growth dynamics of the number of new hotels was observed in the 3rd quarter of 2005. Hotels belonging to the Orbis Group, however, face intensive competition posed by new hotels opened during the last two years. A significant intensification of competition was seen especially in Warsaw, since the recently opened hotels attempt to achieve set operating indexes and offer attractive prices. In the 3rd quarter of 2005, the share of Orbis Group hotels in the market (measured as a share in the number of available rooms) in major towns and cities was as follows: Warsaw* 41.1 %, Poznań 63.3%, Wrocław* 45.1%, Tri-City 44.2%, Kraków 27.3%, Szczecin 49.1%, Katowice 42.5%.
* - including hotels managed by Orbis S.A.

Travel agents' market – this market is fragmented, with actually 10 travel agents holding altogether approx. 20% market share. The estimated market share of Orbis Travel amounts to 8-10% and 10-12% in the tourism services segment and transport ticket segment, respectively. The change of principles governing cooperation between airlines and travel agents introduced in 2004, i.e., replacement of a ticket sales commission by transaction fees did not adversely affect the sales level of that segment. At the present time travel agents competing with Orbis Travel develop their Internet channels of distribution due to fast development of tourism offer available over Internet.

Transport market – The status of the transport market did not change in comparison with the 2nd quarter of 2005. The degree of demand saturation on the international passenger transport market is different depending on the country of destination. The growing number of connections and carriers increases competition on the international passenger transport market. It is particularly reflected by ticket prices and commissions payable to travel agents selling tickets.

2.2.2 Internal factors

INVESTMENT PROGRAM

As at the end of September 2005, the Orbis Group invested PLN 74 million. Outlays for hotel upgrading, predominantly Novotel Centrum in Warsaw, purchase of cars for rent and new coaches constituted the main investment projects of the Group during that period.

ORBIS GROUP

Capital expenditure in the Orbis Group in PLN thousand.

Company name	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004	% change 2005 versus 2004
Orbis S.A.	48 964	19 153	155.6%
Hekon - Hotele Ekonomiczne S.A.	506	467	8.4%
PBP Orbis Group	3 853	1 450	165.7%
Orbis Transport Group	20 692	36 421	- 43.2%
UAB Hekon	0	0	0.0%
Orbis Group	74 015	57 491	+ 28.7%

EMPLOYMENT

As at the end of September 2005, employment in the Orbis Group amounted to 6,460 full-time jobs and it did not change in comparison with the employment as at the end of September 2004. There were, however, changes of the employment level within the Group. Employment in Orbis S.A. was reduced as a result of restructuring of the company and employment in the Orbis Transport Group was increased. It should be noted that PKS in Grańsk belonging to the Orbis Transport Group was not consolidated in the financial statements for the 3rd quarter of 2004. During the next quarters Orbis S.A. will implement a reorganization process including gradual decrease of employment. Employment in other companies in the Group is stable.

Employment in the Orbis Group at the end of period

Company name	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004	% change 2005 versus 2004
Orbis S.A.	4 470	4 848	-7.8%
Hekon Hotele Ekonomiczne S.A.	423	404	+4.7%
PBP Orbis Group	564	556	+1.4%
Orbis Transport Group	953	600	+58.8%
UAB Hekon	50	49	+2.0%
Orbis Group	6 460	6 457	0.0%

STRATEGY

In March 2005, the Company's Management Board presented a new strategy of the Orbis Hotel Group for the years 2005-2009. This document is published in the company's current report no. 10/2005 and is available on WWW site at www.orbis.pl .

- Works related to modernization of Novotel Centrum in Warsaw were underway during the 3rd quarter of 2005. The Management Board of the Company decided to liquidate 4 hotel branches closed in October 2005. Tranzyt Hotel in Częstochowa, Wanda Hotel in Kraków and Reda Hotel in Szczecin will be put into the state of liquidation and reopened under the Etap brand. The building of Solec Hotel will be demolished and a new building will be constructed in its place. It will operate under the Etap brand, too. In accordance with the decision of the Management Board, Grand Hotel in Sopot was closed on November 1, 2005. It will be reopened in 2006 as a three star hotel and will operate within the network of hotels managed by the Sofitel brand.

- Regional Operating Directors were nominated as part of implementation of new sales policy solutions. They are responsible for coordination of hotels' sales activities and optimization of hotel services sales results.
- Preparations to implement a pilot project in Kraków region are underway. The program is designed to create a regional structure of the Orbis Group. The ultimate target is to establish 5 regions serviced by their respective sales, administration, accounting and technical services.

SALES OF SERVICES VIA THE INTERNET

Over 47,700 rooms were sold via the Internet in the 3rd quarter of 2005. The results of sales via the Internet in the 3rd quarter of 2005 indicate that the OrbisOnLine system is popular among customers. The number of rooms sold via the system in the 3rd quarter of 2005 grew by 280.7%. Customers prefer offers available in the on-line mode. OrbisOnLine system is the first hotel room reservation system in Poland providing services in the real time and covering all hotels belonging to the Orbis Group.

2.2.3 Prospects for the forthcoming quarter

MACROECONOMIC ENVIRONMENT

The Ministry of Finance expects further intensification of economic growth in the 4th quarter of 2005, and the GDP growth is expected to amount slightly above 3% level in 2005. It is also expected that the inflation rate will be maintained at the lowest limit of the assumed target inflation rate brackets by the end of 2005. General forecasts for the Polish economy are good. The Ministry, however, indicates the prevalence of negative factors over positive ones. The former group of factors includes, among others, the risk of further increase of oil prices, slow economic growth in the Euro-Zone and risks related to lack of clear knowledge of economic program of the future Polish government. Good results of economic climate survey suggesting a possible improvement of investment climate in the company sector constitute an important positive factor.

The European Commission expects faster economic growth in the Euro-Zone. It is expected that GDP growth in the 4th quarter of 2005 will amount to 0.4 – 0.8% in comparison with the 3rd quarter of 2005. Optimistic forecast of the Commission should have a positive impact on demand for tourism services in Poland. Growing traffic of business and individual travelers is expected.

TOURIST TRAFFIC

Incoming traffic – According to estimates of the Institute of Tourism, the number of tourists' arrivals is expected to go up in 2005 to reach 15.1 million, i.e. by 5.6% more as compared to 2004.

Outgoing traffic – The number of tourist travels abroad made by Poles in 2005 is assessed at 6.5 million according to the Institute of Tourism, which translated into a forecasted growth by 3.2% as compared to 2004.

Domestic tourism – The Institute of Tourism anticipates a drop in domestic travels made by Poles in 2005 as compared to the year 2004. A decline in short-term travels (from 2-4 days) is estimated at 8%, down to 23 million, and the number of long-term travels (5 days and more) is expected to drop by 6.7% and amount to 14 million.

COMPETITIVE ENVIRONMENT

Hotel market – Opening of new hotels in major Polish cities is planned for 2005. The number of new hotels, however, will be significantly lower than during the last few years. Some of commenced or previously planned investment projects were cancelled. Therefore, there should be slower increase of supply on the hotel market. It should, however, be noted that hotels opened in 2004 and 2005 will develop their operations and intensify sales activities to achieve set operating indexes.

Travel agents' market – New regulations simplifying formal requirements related to entering the market of tourism services, on one hand, but increasing warranty requirements were introduced in 2004, following Poland's accession to the European Union. The above-mentioned developments will make order on the travel agents' market and lead to the consolidation of industry in 2005. Development of Internet channels of distribution in the tourism market is observed, too.

Transport market – Limitations concerning licensing of international transport services were cancelled in 2004 and markets of the EU Member States were opened to Polish passenger transport operators. The above-mentioned developments should result in an increase of this segment's sales in 2005.

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

In connection with publication of the financial statements for three quarters 2005, the Management Board of the Company hereby refers to the projected EBITDA for the year 2005 in Orbis S.A. and Hekon Hotele Ekonomiczne S.A. The forecast released in March 2005 envisaged an aggregated EBITDA in these companies at PLN 155.5 million.. Having analyzed the performance throughout nine months of 2005, the Management Board of the Company forecasts that the actual EBITDA in 2005 should be at an estimated amount of PLN 150 million. The following factors considerably impact the results of the year 2005:

1. EUR/PLN exchange rate which was substantially below the level projected in the forecast.
2. Decision of the Company's Management Board concerning winding up the operations of the Europejski Hotel in Warsaw beginning from June 30, 2005.

3. COMPANIES FORMING THE GROUP

3.1 Companies forming the Group

Orbis S.A. is the Group's parent company.

The below-presented data concern share of equity, share of votes at the general meeting and core business operations of subsidiaries and associates in which Orbis S.A. holds interests.

Subsidiary companies, name and corporate seat	% share in share capital	% share in the no. of votes at the GM	Business operations	Associated companies, name and corporate seat	% share in share capital	% share in the no. of votes at the GM	Business operations
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage	PH Majewicz Sp. z o.o.	directly 49%	directly 49%	hotel, food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage	Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games of chance
Orbis Transport Sp. z o.o.	directly 98,3%	directly 98,3%	transport				
PBP Orbis Sp. z o.o.	directly 95,08%	directly 95,08%	tourism				
Orbis Kontrakty Sp. z o.o.	directly 80% indirectly 20%	directly 80% indirectly 20%	organization of purchases				
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage				
PKS Tarnobrzeg Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	transport				
PKS Gdańsk Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	transport				
AutoOrbisBus Sarl	indirectly 98,3%	indirectly 98,3%	promotion and communications				
Orbis Polish Travel Bureau	indirectly 83,67%	indirectly 83,67%	travel agent				
Inter Bus Sp. z o.o.	indirectly 67,81%	indirectly 67,81%	coach transport				
Capital Parking Sp. z o.o.	indirectly 66,84%	indirectly 66,84%	rental of parking lots				

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiary companies as well as long-term investments, restructuring and discontinuing of operations

No changes in the composition of the Orbis Group took place during the reporting period.

Information about significant events in the Group companies:

On September 28, 2005, Orbis S.A. executed, along with the companies Hekon-Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o., an agreement on the establishment of a Tax Group and applied to the fiscal office for the registration of the group. Information on the registration of the Tax Group will be promulgated in Monitor Sądowy i Gospodarczy. The provisions of that agreement will bind the parties until December 31, 2008. Orbis S.A. is the company representing the Tax Group in the area of obligations arising from tax regulations..

On September 28, 2005, Orbis Transport Sp. z o.o. executed, along with the companies Przedsiębiorstwo Komunikacji Samochodowej Gdańsk Sp. z o.o. and Przedsiębiorstwo Komunikacji Samochodowej Tarnobrzeg Sp. z o.o., an agreement on the establishment of a Tax Group.

3.3 Consolidated and non-consolidated companies

Subsidiary and associated companies that are not significant from the point of view of the balance sheet total and financial result are not consolidated. The table below presents companies that have not been consolidated.

Companies excluded from consolidation	Share in management	% share in net revenue %	% share in the balance sheet total
Orbis S.A.			
	Subsidiary companies		
Wioska Turystyczna Wilkasy Sp. z o.o.	100%	0,29	0,21
Orbis Kontrakty Sp. z o.o.	80%	0,19	0,04
	Associated companies		
PH Majewicz Sp. z o.o.	49%	0,64	0,23
Orbis Transport Sp. z o.o.			
	Subsidiary companies		
AutoOrbisBus Sarl	100%	0,41	0,44
Hekon Hotele Ekonomiczne S.A.			
	Associated companies		
Orbis Kontrakty Sp. z o.o.	20%	0,01	0,00
TOTAL		1,54	0,92

4. INCOME STATEMENT

4.1 Income statement of the group

In PLN thousand	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	% change - 2005 versus 2004	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004	% change - 2005 versus 2004
Net sales of services, products, merchandise and raw materials	309 800	275 705	12,37%	783 704	715 368	9,55%
% share in total revenue	**93,60%**	**90,74%**	3,16%	**93,34%**	**92,63%**	0,77%
Cost of sales	(207 527)	(180 402)	15,04%	(560 927)	(498 935)	12,42%
Distribution and marketing costs	(14 924)	(12 862)	16,03%	(38 739)	(36 032)	7,51%
Administrative expenses	(37 370)	(31 699)	17,89%	(105 968)	(100 467)	5,48%
of which:						
-depreciation & amortization	27 739	25 837	7,36%	82 626	76 367	8,20%
- staff costs	68 424	68 507	-0,12%	209 516	199 248	5,15%
- outsourced services	113 609	110 553	2,76%	256 244	259 043	-1,08%
% share in total costs	**93,94%**	**93,58%**	0,38%	**92,82%**	**92,93%**	-0,13%
Other operating income	7 439	16 434	-54,73%	33 588	22 826	47,15%
Other operating expense	(3 265)	(7 307)	-55,32%	(26 745)	(22 921)	16,68%
Operating profit - EBIT	**54 153**	**59 869**	**-9,55%**	**84 913**	**79 839**	**6,36%**
Gain (loss) on the sale of subsidiaries, affiliates and associated companies	(13)	0		0	0	
Other finance income	13 038	11 413	14,24%	21 133	32 984	-35,93%
Finance cost	(13 495)	(8 135)	65,89%	(27 878)	(25 403)	9,74%
Interest in associated companies	707	303	133,33%	1 204	1 116	7,89%
Profit (loss) before tax	**54 390**	**63 450**	**-14,28%**	**79 372**	**88 536**	**-10,35%**
Income tax	(10 363)	(11 202)	-7,49%	(18 084)	(17 574)	2,90%
Loss on discontinued operations						
Net profit (loss)	**44 027**	**52 248**	**-15,73%**	**61 288**	**70 962**	**-13,63%**
EBIT margin (EBIT/Revenue)	17,48%	21,71%	-19,50%	10,83%	11,16%	-2,92%
EBITDA	**81 892**	**85 706**	-4,45%	**167 539**	**156 206**	7,26%
EBITDA margin (EBITDA/Revenue)	26,43%	31,09%	-14,97%	21,38%	21,84%	-2,10%

In the current quarter, **sales** generated by the Orbis Group grew by 12.37%.

Sales of the Group is the outcome of results generated by all the segments including elimination adjustments, but, owing to the scale of operations, the largest impact was exerted by the hotels with restaurants segment, dominated in turn by Orbis S.A. The below provided net sales generated by individual segments are presented in their respective values before consolidation adjustments.
The results of the current quarter were most considerably impacted by the following figures and events:

- A slight growth in net sales (by 1.3%) (see point 4.3: the Hotels with restaurants segment) was reported in the hotels with restaurants segment. Orbis S.A. generated sales at the level of PLN 167,908 thousand, i.e. at a level that has practically not changed as compared to the 3rd quarter 2004. Sales of the company Hekon-Hotele Ekonomiczne S.A. totaled PLN 27,999 thousand and were by 7.1% higher than in the 3rd quarter of past year. The growth was achieved chiefly due to an increase in sales generated on the Cracow and Szczecin markets. Sales of the company UAB Hekon amounted to PLN 3,844 thousand and were by 40% higher than in the

increased occupancy rate in the 3rd quarter 2005, accompanied, however, by a decline in the Average Daily Rate.

- In the tourism segment, sales grew by 3.8% (see point 4.3: the Tourism segment) which was, first and foremost, a result of growing sales in outgoing traffic, transport tickets and transport activities, coupled with a decline in revenue from foreign outgoing traffic.
- As regards the transport segment, a 1.7% decline (see point 4.3.: the Transport segment) in sales was reported as a result of the fact that a growth in sales was reported exclusively in the coach transport segment.

Cost of sales of the Group in the 3rd quarter of 2005 grew more than sales and was by 15% higher as compared to the 3rd quarter of past year. The increase in cost of sales results predominantly from the fact that there occurred much higher elimination adjustments in that item in the 3rd quarter 2004 than in the 3rd quarter 2005.

Other operating income of the Orbis Group in the 3rd quarter 2005 included:

- gains on the disposal of securities held by the Company Orbis S.A. to derive economic benefits,
- gains on the disposal by Orbis Transport of tangible assets and compensation and contributions made to PKSs received by that company.

Decrease in other operating income of the Group by 54.7% is attributable to the fact that this item was adjusted in figures covering the 3rd quarter 2004 that were increased by PLN 8,600 thousand due to the recognition of the negative goodwill in connection with the acquisition of shares in companies PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. by Orbis S.A. in that period.

Distribution and marketing costs of the Group went up by 16% which was, first and foremost, brought about by:

- increase in that cost item in Orbis S.A. by 11%,
- higher elimination adjustments in the 3rd quarter 2004 than in the 3rd quarter 2005.

Administrative expenses of the Group grew by 17%, the growth results from an increase in that item in Orbis S.A. by 18% and higher elimination adjustments in the 3rd quarter 2004 than in the 3rd quarter 2005.

Other operating expense of the Group was by 55% lower than in the 3rd quarter of 2004 as a result of the curbing of costs in all companies forming the Group, with the exception of Orbis Transport where the amount of other operating expense grew substantially which is attributable to additional costs related to the acquisition of PKSs.

The operating profit (EBIT) generated by the Group in the 3rd quarter of the current year dropped by 9.6% as compared to the corresponding period of 2004.

Over the same period, **the operating profit before depreciation and amortization (EBITDA)** of the Group went down by 4.5%.

Other finance income, higher by 14% as compared to the 3rd quarter 2004, include interest on bank deposits, positive exchange differences and income of exchange offices.

In the current quarter, **finance cost** included interest on credits and company bonds, cost of realization of the SWAP transaction and the valuation of that instrument.

All the above-mentioned factors allowed the Group to generate the net profit of PLN 44,027 thousands in the 3rd quarter of 2005, that result being by 15.7% worse than in the corresponding period of 2004. On a cumulative basis, the corresponding figures total PLN 61,288 thousand and PLN 70,962 thousand, respectively. The disadvantageous difference evident when these figures are compared on a cumulative basis results from the fact that in 2004 Orbis S.A. reported very high positive exchange differences on EUR-denominated debt in that period.

Revenue and results per segment of activity of the Group are presented in pt. 4.3 of the Report.

Company name	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	% change - 2005 versus 2004	9 months ended Sept. 30, 2005	9 ended Sept. 30, 2004	% change - 2005 versus 2004
Orbis S.A.						
Net sales of services	166 236	167 241	-0,6%	448 101	450 573	-0,5%
Operating profit (EBIT)	34 578	33 673	2,7%	72 539	59 638	21,6%
Operating profit before depreciation and amortization (EBITDA)	52 592	50 134	4,9%	126 505	109 970	15,0%
Net profit (loss)	25 787	27 829	-7,3%	49 529	52 368	-5,4%
Hekon - Hotele Ekonomiczne S.A.						
Net sales of services	27 999	26 129	7,2%	76 503	69 817	9,6%
Operating profit (EBIT)	10 824	9 577	13,0%	28 086	21 727	29,3%
Operating profit before depreciation and amortization (EBITDA)	13 210	12 261	7,7%	35 499	30 682	15,7%
Net profit (loss)	8 696	7 726	12,6%	22 484	17 432	29,0%
PBP Orbis Group						
Net sales of services	81 704	78 182	4,5%	159 307	148 531	7,3%
Operating profit (EBIT)	4 834	5 773	-16,3%	2 370	2 733	-13,3%
Operating profit before depreciation and amortization (EBITDA)	5 533	6 669	-17,0%	4 549	5 164	-11,9%
Net profit (loss)	4 487	5 266	-14,8%	2 556	2 939	-13,0%
Orbis Transport Group						
Net sales of services	47 222	48 732	-3,1%	116 669	99 691	17,0%
Operating profit (EBIT)	5 047	6 797	-25,7%	9 282	14 238	-34,8%
Operating profit before depreciation and amortization (EBITDA)	11 340	12 277	-7,6%	27 300	28 454	-4,1%
Net profit (loss)	4 160	5 359	-22,4%	6 765	10 819	-37,5%
UAB Hekon*						
Net sales of services	3 844	2 747	39,9%	8 631	4 682	84,4%
Operating profit (EBIT)	654	-660		-404	-3 967	881,1%
Operating profit before depreciation and amortization (EBITDA)	306	-341		655	-3 291	
Net profit (loss)	167	-981		-708	-4 096	478,8%

* the Novotel Vilnius Hotel has operated since April 1, 2004

4.2 Seasonality or cyclicality of operations

Annual sales of the Group are of seasonal nature. The prevailing part of sales is generated in the 3rd quarter of the year. The 2nd quarter of the year is a consecutive, second quarter in terms of share in sales, the 4th quarter is ranked as the third and the 1st quarter as the last one. The same sequence of share contributed by individual quarters of the year to annual sales is observed in all segments of operations.

The dominant impact of the 3rd quarter results from the fact this quarter is marked by post-vacation intensification of traffic in hotels, including business traffic generating higher Average Daily Rates as compared to tourist traffic. Moreover, it a vacation quarter characterized by intense sales of all tourist services. However, Average Daily Rates generated by hotels in that period are lower owing to a significant share of tourist groups in the structure of sales. Also, in the travel agents' sector payments are settled and increased demand for coach tickets and car rentals are observed in that quarter.

	consolidated result		hotels with restaurants		tourism		transport	
	Sales of products, merchandise and raw materials	Sales - % share of annual sales	Sales of products, merchandise and raw materials	Sales - % share of annual sales	Sales of products, merchandise and raw materials	Sales - % share of annual sales	Sales of products, merchandise and raw materials	Sales - % share of annual sales
III quarter 2003	380 616	41,1%	281 702	42,7%	69 664	41,0%	29 250	30,8%
IV quarter 2003	208 618	22,5%	154 821	23,5%	30 954	18,2%	22 843	24,1%
I quarter 2004	178 647	19,0%	134 939	19,9%	20 800	11,6%	22 908	18,9%
II quarter 2004	278 305	29,5%	196 216	29,0%	50 761	28,3%	31 328	25,8%
III quarter 2004	312 672	33,2%	197 149	29,1%	78 671	43,8%	36 852	30,4%
IV quarter 2004	205 324	21,8%	148 239	21,9%	29 200	16,3%	27 885	23,0%
I quarter 2005	193 332	39,5%	132 906	39,4%	24 836	32,0%	35 590	47,5%
II quarter 2005	296 352	60,5%	204 254	60,6%	52 777	68,0%	39 321	52,5%
III quarter 2005	333 155	40,5%	200 371	37,3%	81 869	51,3%	50 915	40,5%

4.3 Segment revenue and segment result for individual business segments

Results per business segments

in PLN thousand	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	% change - 2005 versus 2004	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	% change - 2005 versus 2004	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	% change - 2005 versus 2004
	Sales to external clients			Inter-segment sales			Total sales		
Hotels with restaurants	199 865	204 140	-2,09%	506	4 074	-87,58%	200 371	208 214	-3,77%
Tourism	79 939	59 241	34,94%	2 025	22 427	-90,97%	81 964	81 668	0,36%
Transport	47 688	48 962	-2,60%	3 227	9 888	-67,36%	50 915	58 850	-13,48%
Consolidation	327 492	312 343	4,85%	5 758	36 389	-84,18%	333 250	348 732	-4,44%

in PLN thousand	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004	% change - 2005 versus 2004	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004	% change - 2005 versus 2004	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004	% change - 2005 versus 2004
	Sales to external clients			Inter-segment sales			Total sales		
Hotels with restaurants	545 140	524 901	3,86%	13 457	22 623	-40,52%	558 597	547 524	2,02%
Tourism	157 127	128 386	22,39%	3 890	26 527	-85,34%	161 017	154 913	3,94%
Transport	129 673	100 063	29,59%	4 191	14 030	-70,13%	133 864	114 093	17,33%
Consolidation	831 940	753 350	10,43%	21 538	63 180	-65,91%	853 478	816 530	4,53%

in PLN thousand	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	% change - 2005 versus 2004	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004	% change - 2005 versus 2004
	Profit (loss) on continuing operations			Profit (loss) pn continuing operations		
Hotels with restaurants	71 412	74 729	-4,44%	159 759	153 155	4,31%
Tourism	9 337	12 629	-26,07%	16 432	19 529	-15,86%
Transport	7 807	16 180	-51,75%	17 629	26 966	-34,63%
Consolidation	88 556	103 538	-14,47%	193 820	199 650	-2,92%

DETAILED RESULTS PER SEGMENT

Segment: Hotels with restaurants

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended Sept. 30,2005	3 months ended Sept. 30,2004	%change - 2005 versus 2004	9 months ended Sept. 30,2005	9 months ended Sept. 30,2004	%change - 2005 versus 2004
Total revenue, of which:	**200 371**	**208 214**	-3,77%	**558 597**	**547 524**	2,02%
Net sales	199 751	197 149	1,32%	536 911	528 303	1,63%
Other operating income	620	11 065	-94,40%	21 686	19 221	12,82%
Total expense, of which:	**(128 959)**	**(133 485)**	-3,39%	**(398 838)**	**(394 369)**	1,13%
Cost of sales	(116 289)	(117 063)	-0,66%	(345 344)	(344 042)	0,38%
Distribution costs	(11 375)	(10 468)	8,66%	(30 668)	(31 012)	-1,11%
Other operating expense	(1 295)	(5 954)	-78,25%	(22 826)	(19 315)	18,18%
Operating profit - EBIT	**71 412**	**74 729**	-4,44%	**159 759**	**153 155**	4,31%

Operating results of Orbis Group* in the 3rd quarter 2005

	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	% change – 2005 versus 2004	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004	% change – 2005 versus 2004
Occupancy rate	61,9%	58,2%	3,7pkt%	52,4%	48,8%	+3,6pkt%
Average Daily Rate (ADR) in PLN	185,6	193	-3,9%	191,1	202,1	-5,40%
Revenue per Available Room (RevPAR) in PLN	114,9	112,4	+2,3%	100,1	98,6	+1,5%
Number of rooms sold	643 795	616 914	+4,4%	1 636 701	1 540 246	+6,3%
Number of rooms	11 297	11 517	-2%	11 286	11 517	-2%
% structure of rooms sold			**change in % points**			**change in % points**
Poles	28,3%	27,9%	+0,4pp	34,3%	35,3%	-1,0pp
Foreigners	71,7%	72,1%	-0.4pp	65,7%	64,7%	+1,0pp
Business clients	46,2%	44,3%	+1,9pp	54,8%	53,0%	+1,8pp
Tourists	53,8%	55,7%	-1,9pp	45,2%	47,0%	-1,8pp

* The table presents total results of hotels belonging to Orbis S.A. and Hekon-Hotele Ekonomiczne S.A.

In the 3rd quarter of 2005, Orbis Group hotels sold 643,795 rooms. The 4.4% increase reported in that period resulted from a higher number of rooms sold to both foreigners (+3.8%) and to Poles (+5,8%); when broken down to businessmen and tourists – hotels reported a high growth in the number of rooms sold to business guests (+8.9%). The number of rooms sold in the tourist segment went up by 0.8%. The growth in the number of rooms sold was advantageously impacted by the growth in GDP in Poland and a larger number of foreigners' arrivals to Poland, including guests traveling by cheap airlines. The Average Daily Rate (ADR) in the Orbis Hotel Group declined which is attributable to a weaker EUR/PLN exchange rate as compared to the 3rd quarter 2004, as well as to the competition on the hotel market, particularly fierce in Warsaw. 11 hotels belonging to the companies Orbis and Hekon publish their rates in EUR, also the entire incoming traffic of foreign tourist groups is contracted in EUR. Despite a decline in the Average Daily Rate, the Orbis Hotel Group reported a 2.3% growth in Revenue per Available Room (RevPAR).

Operating results of Orbis S.A. in the 3rd quarter 2005

	3 months ended Sept. 30,2005	3 months ended Sept. 30,2004	% change - 2005 versus 2004	9 months ended Sept. 30,2005	9 months ended Sept. 30,2004	% change - 2005 versus 2004
Occupancy rate	60,80%	57,30%	+3,5 pkt%	50,60%	47,60%	+3,1 pkt%
Average Daily Rate (ADR) in PLN	181,2	189,1	-4,20%	187,7	199,4	-5,90%
Average Daily Rate (ADR) in the business segment in PLN	225,2	225,8	-0,20%	223,5	232,7	-3,90%
Average Daily Rate (ADR) in the tourist segment in PLN	144,8	159,4	-9,20%	145,7	161,8	-10,00%
Revenue per Available Room (RevPAR) in PLN	110,1	108,4	1,60%	95,1	94,9	0,20%
Number of rooms sold	547 159	527 635	3,70%	1 372 993	1 304 088	5,30%
Number of rooms	9 784	10 004	-2%	9 773	10 004	-2%
% structure of rooms sold			**change in % points**			**change in % points**
Poles	27,20%	26,90%	+0,3pp	33,40%	34,20%	-0,8pp
Foreigners	72,80%	73,10%	-0,3pp	66,60%	65,80%	+0,8pp
Business clients	45,30%	43,90%	+1,4pp	54,30%	52,70%	+1,6pp
Tourists	54,70%	56,10%	-1,4pp	45,70%	47,30%	-1,6pp

In the 3rd quarter of 2005, Orbis S.A. hotels recorded an increase in occupancy rate and a decrease in the Average Daily Rate (ADR). Hotels of that company recorded a growth in the number of rooms sold predominantly to the business segment (+7%), in the tourist segment the increase in the number of rooms sold equaled 1.1%. Over the period in question, Orbis S.A. hotels reported a considerable decline in the number of guests from the USA and Canada (-20%), set off a growth in the number of guests from European countries, predominantly Great Britain, Spain and France, and also from Israel,. The decline in the Average Daily Rate was particularly significant in the tourist segment that, owing to weak EUR/PLN exchange rate, experienced a drop in the Average daily rate by 9.2%. 9 hotels belonging to Orbis S.A. publish rates in EUR. Orbis S.A. hotels reported a 1.6% growth in the RevPar in the 3rd quarter of 2005.

Operating results of Hekon Hotele Ekonomiczne S.A. in the 3rd quarter 2005

	3 months ended Sept. 30,2005	3 months ended Sept. 30,2004	% change - 2005 versus 2004	9 months ended Sept. 30,2005	9 months ended Sept. 30,2004	% change - 2005 versus 2004
Occupancy rate	69,40%	64,10%	+5,3 % points	63,80%	57,00%	+6,9pp
Average Daily Rate (ADR) in PLN	210,5	215,8	-2,50%	208,9	216,6	-3,50%
Revenue per Available Room (RevPAR) in PLN	146,1	138,4	5,60%	133,4	123,4	8,10%
Number of rooms sold	96 636	89 279	8,20%	263 708	236 158	11,70%
Number of rooms	1 513	1 513	0%	1 513	1 513	0%
% structure of rooms sold			**change in % points**			**change in % points**
Poles	34,3%	33,7%	+0,6pp	39,0%	41,3%	-2,3pp
Foreigners	65,7%	66,3%	-0,6pp	61,0%	58,7%	+2,3pp
Business clients	51,6%	46,9%	+4,7pp	57,3%	54,5%	+2,8pp
Tourists	48,4%	53,1%	-4,7pp	42,7%	45,5%	-2,8pp

Hekon hotels recorded an increase in the number of rooms sold which, accompanied by a drop in the Average Daily Rate (ADR) by 2.5%, allowed to bring the Revenue per Available Room up by 5.6%. The growth in the number of rooms sold in hotels of that company was attributable to an increase in the number of rooms sold to foreigners (+7.3%) and to Poles (+10.2%). At the same time, the number of rooms sold to business clients went up by 19.1% but the number of rooms sold to tourists declined by 1.3%. Two hotels of the company Hekon publish their rates in EUR.

ORBIS GROUP

Operating results of UAB Hekon for the 3rd quarter of 2005.

UAB Hekon operates the Novotel Vilnius hotel in Vilnius, Lithuania, the first hotel belonging to the Orbis Hotel Group located outside Poland. It was opened on April 1, 2004. In the 3rd quarter of 2005 the hotel recorded occupancy rate of 80.2%, i.e., increase by 30.9 % points in comparison with the 3rd quarter of 2004. The Average Daily Rate (ADR) amounted to LTL 224.6 (growth by 4.6% in comparison with the 3rd quarter of 2004). RevRAR of the hotel grew by 70.1% and amounted to LTL 180. Most of the hotel guests were foreigners who, in the 3rd quarter of 2005, accounted for 98% of guests. 48% of rooms sold during that period were sold to business clients.

Segment operating result per hotel brands

BRAND	3 months ended Sept.30, 2005	3 months ended Sept.30, 2004	% change - 2005 versus 2004	9 months ended Sept.30, 2005	9 months ended Sept.30, 2004	% change - 2005 versus 2004
Sofitel						
Occupancy rate	56,30%	52,00%	+4,3pp	52,80%	50,10%	+2,6pp
Average Daily Rate (ADR) in PLN	290,9	321,1	-9,4%	316,3	364,5	-13,2%
Revenue per Available Room (RevPAR) in PLN	163,7	167,1	-2,0%	182,8	166,9	9,5%
Number of rooms sold	17 655,0	16 320,0	8,2%	49 113,0	46 854,0	4,8%
Number of rooms	341,0	341,0	0%	341,0	341,0	0%
Novotel						
Occupancy rate	63,40%	57,90%	+6,3pp	52,40%	46,30%	+6,2pp
Average Daily Rate (ADR) in PLN	209,6	220,1	-4,8%	216,3	233,9	-7,5%
Revenue per Available Room (RevPAR) in PLN	132,8	125,5	5,8%	113,4	108,2	4,8%
Number of rooms sold	190 804,0	171 755,0	11,1%	468 405,0	408 157,0	14,8%
Number of rooms	3 273,0	3 273,0	0%	3 273,0	3 273,0	0%
Mercure						
Occupancy rate	65,80%	65,70%	+0,1pp	56,00%	53,70%	+2,2pp
Average Daily Rate (ADR) in PLN	198,4	198,9	-0,3%	209,7	210,4	-0,3%
Revenue per Available Room (RevPAR) in PLN	130,6	130,6	0,0%	117,4	113,1	3,8%
Number of rooms sold	107 945,0	107 769,0	0,2%	272 512,0	262 701,0	3,7%
Number of rooms	1 783,0	1 783,0	0%	1 783,0	1 783,0	0%
Orbis Hotels						
Occupancy rate	59,50%	56,10%	+3,4pp	49,00%	46,80%	+2,2pp
Average Daily Rate (ADR) in PLN	159,2	166,1	-4,2%	160,2	169,2	-5,3%
Revenue per Available Room (RevPAR) in PLN	94,7	93,1	1,7%	78,6	79,2	-0,8%
Number of rooms sold	265 911,0	262 001,0	1,5%	670 205,0	651 642,0	2,8%
Number of rooms	4 860,0	5 080,0	-4,3%	4 849,0	5 080,0	-4,5%
Ibis Hotels						
Occupancy rate	66,40%	60,10%	+6,3pp	61,50%	55,50%	+6,0pp
Average Daily Rate (ADR) in PLN	187,0	194,4	-3,8%	189,9	197,5	-3,8%
Revenue per Available Room (RevPAR) in PLN	124,1	116,8	6,3%	116,4	109,7	6,1%
Number of rooms sold	73 206,0	66 279,0	10,5%	201 336,0	182 495,0	10,3%
Number of rooms	1 199,0	1 199,0	0%	1 199,0	1 199,0	0%
Upper-scale and mid-scale hotels ***(Sofitel, Novotel, Mercure, Orbis Hotels)***						
Occupancy rate	61,70%	57,90%	+3,8pp	51,40%	47,90%	+3,5pp
Average Daily Rate (ADR) in PLN	187,0	193,0	-3,1%	192,7	203,1	-5,1%
Revenue per Available Room (RevPAR) in PLN	115,4	112,0	3,0%	99,1	97,3	1,8%
Number of rooms sold	582 315,0	557 845,0	4,4%	1 460 235,0	1 369 354,0	6,6%
Number of rooms	10 246,0	10 477,0	-2,2%	10 257,0	10 477,0	-2,1%
Economy class hotels ***(Ibis)***						
Occupancy rate	66,40%	60,10%	+6,3pp	61,50%	55,50%	+6,0pp
Average Daily Rate (ADR) in PLN	187,0	194,4	-3,8%	189,9	197,5	-3,8%
Revenue per Available Room (RevPAR) in PLN	124,1	116,8	6,3%	116,4	109,7	6,1%
Number of rooms sold	73 206,0	66 279,0	10,5%	201 336,0	182 495,0	10,3%
Number of rooms	1 199,0	1 199,0	0%	1 199,0	1 199,0	0%

ORBIS GROUP

All brands of the Orbis Hotel Group recorded an increase in the occupancy rate in the 3rd quarter of 2005. The biggest increase in the occupancy rate was reported by Novotel and Ibis. Moreover, all brands maintained, or improved, the Revenue per Available Room. The largest drop in the Average Daily Rate (ADR) was reported in the Sofitel brand, which is attributable to the location of that hotel in Warsaw and the fact that rates are published in EUR. 12 hotels of the Orbis Hotel Group, including Novotel Vilnius, publish their rates in EUR.

Segment: Tourism:

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	%change - 2005 versus 2004	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004	%change - 2005 versus 2004
Total revenue, of which:	**81 964**	**81 668**	0,36%	**161 017**	**154 913**	3,94%
Net sales	81 705	78 671	3,86%	159 318	150 232	6,05%
Other operating income	259	2 997	-91,36%	1 699	4 681	-63,70%
Total expense, of which:	**(72 627)**	**(69 039)**	5,20%	**(144 585)**	**(135 384)**	6,80%
Cost of sales	(69 458)	(65 065)	6,75%	(136 657)	(128 285)	6,53%
Distribution costs	(3 169)	(2 861)	10,77%	(7 193)	(5 519)	30,33%
Other operating expense	0	(1 113)	-100,00%	(735)	(1 580)	-53,48%
Operating profit - EBIT	**9 337**	**12 629**	-26,07%	**16 432**	**19 529**	-15,86%

Segment: Transport

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	%change - 2005 versus 2004	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004	%change - 2005 versus 2004
Total revenue, of which:	**50 915**	**58 850**	-13,48%	**133 864**	**114 093**	17,33%
Net sales	48 050	48 892	-1,72%	122 961	100 013	22,95%
Other operating income	2 865	9 958	-71,23%	10 903	14 080	-22,56%
Total expense, of which:	**(43 108)**	**(42 670)**	1,03%	**(116 235)**	**(87 127)**	33,41%
Cost of sales	(41 119)	(41 667)	-1,32%	(112 074)	(83 743)	33,83%
Distribution costs	(381)	(657)	-42,01%	(976)	(762)	28,08%
Other operating expense	(1 608)	(346)	364,74%	(3 185)	(2 622)	21,47%
Operating profit - EBIT	**7 807**	**16 180**	-51,75%	**17 629**	**26 966**	-34,63%

5. BALANCE SHEET OF THE GROUP

In PLN thousand	As at Sept. 30, 2005	As at June 30, 2005	% change in 3 months ended Sept. 30, 2005	As at Dec 31, 2004	% change in 9 months ended Sept. 30, 2005	As at Sept. 30, 2004	% change in 12 months ended Sept. 30, 2005
Non-current assets	1 964 324	1 960 923	0,17%	1 973 710	-0,48%	1 984 413	-1,01%
% share in the balance sheet total	88,03%	87,77%		91,29%		90,14%	
Current assets	267 141	273 153	-2,20%	188 207	41,94%	217 028	23,09%
% share in the balance sheet total	11,97%	12,23%		8,71%		9,86%	
TOTAL ASSETS	**2 231 465**	**2 234 076**	-0,12%	**2 161 917**	3,22%	**2 201 441**	1,36%
Shareholders' equity of the parent	1 627 981	1 584 443	2,75%	1 584 434	2,75%	1 587 243	2,57%
% share in the balance sheet total	72,96%	70,92%		73,29%		72,10%	
Minority interest	1 227	703	74,54%	975	25,85%	3 100	-60,42%
% share in the balance sheet total	0,05%	0,03%		0,05%		0,14%	
Non-current liabilities and provisions	423 423	423 651	-0,05%	413 010	2,52%	454 146	-6,77%
- of which: interest bearing borrowings	273 291	279 911	-2,37%	227 298	20,23%	319 578	-14,48%
% share in the balance sheet total	18,98%	18,96%		19,10%		20,63%	
Current liabilities and provisions	178 834	225 279	-20,62%	163 498	9,38%	156 952	13,94%
- of which: interest bearing borrowings	4 844	3 103	56,11%	3 355	44,38%	6 868	-29,47%
% share in the balance sheet total	8,01%	10,08%		7,56%		7,13%	
TOTAL EQUITY AND LIABILITIES	**2 231 465**	**2 234 076**	-0,12%	**2 161 917**	3,22%	**2 201 441**	1,36%
Debt/total capital employed ratio	17,08%	17,86%		14,56%		20,57%	
Debt ratio (total liabilities/total assets ratio)	26,99%	29,05%		26,67%		27,76%	

5.1 Non-current assets

Changes in the balance sheet of the parent exert most significant impact on the level of non-current assets. Non-current assets are dominated by property, plant and equipment - hotel buildings, premises and civil engineering constructions, land and titles to perpetual usufruct of land as well as means of transport. Changes in the value of that item result predominantly from the scheduled depreciation charges and, to a much smaller extent, from purchases, disposals & liquidations.

5.2 Current assets

Financial assets measured at the fair value through the income statement and trade receivables represented most significant items of current assets as at the end of the 3rd quarter (27% share of current assets, each). The Group recognizes bonds and certificates of deposit acquired to derive economic benefits arising from short-term fluctuations in prices as financial assets measured at the fair value through the income statement. Their value grew by 19% as compared to the end of the 3rd quarter 2004. Another substantial item of current assets comprises cash and cash equivalents (26%).

5.3 Non-current liabilities and provisions

Interest bearing borrowings had the dominant impact on the item of non-current liabilities and provisions. Since the biggest loan of Orbis S.A. is denominated in EUR, its valuation has a major impact on quarter-to-quarter fluctuations of liabilities under interest bearing borrowings. Other non-current liabilities include valuation of SWAP transactions hedging tranches of an EUR-denominated credit facility and liabilities of Orbis Transport related to the acquisition of privatized transport companies. The amount of provisions for retirement benefits and alike significantly increased due to the calculation of additional provision amounts.

5.4 Current liabilities and provisions

In the 3rd quarter, a major growth was reported in trade liabilities owing to the posting of liabilities to the company HESA for mutual settlements with Orbis S.A. to that item. Other liabilities, with 36% share in current liabilities,

constitute a major item that comprises public&legal liabilities, liabilities related to remunerations, earmarked funds and short-term accruals. Changes in amounts of interest bearing liabilities result from the ongoing servicing of liabilities. As compared to the balance as at the end of the 3rd quarter 2004, a substantial drop (by 73.4%) was reported in provisions for liabilities as a result of the use of Orbis S.A. of the provision for the dispute concerning the Europejski Hotel.

5.5 Liabilities under interest bearing borrowings

Creditor	Amount of credit/loan repayable as at the balance sheet date		Current liabilities	Non-current liabilities	
	PLN	EUR		repayable within 1 to 3 years	repayable within more than 3 years
BWE -24/ORB	1 716		749	967	
Banks' syndicate	192 311	49 102	1 809	190 502	
Loan from Accor (within the framework of acquisition of the HEKON company)	55 360	14 135	1 599	53 761	
Kredyt Bank Ciechanów	1 489		594	895	
Kredyt Bank Ciechanów	27 166			27 166	
TOTAL:	278 042	63 236	4 751	273 291	0,00

5.6 Changes in estimates of amounts

Titles for major changes	As at Sept. 30, 2005	As at June 30, 2005	% change in 3 months ended Sept. 30, 2005	As at Dec 31, 2004	% change in 9 months ended Sept. 30, 2005
DEFERRED TAX PROVISION AND ASSETS					
1. Deferred tax provision	66 867	66 388	0,72%	65 988	-100,00%
2. Deferred tax assets	78 079	83 225	-6,18%	79 162	-100,00%
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement benefits	44 871	45 005	-0,30%	42 530	5,50%
- setting up	1 941	4 831		9 620	
- use	(2 075)	(2 356)		(6 378)	
- release		0		(1 179)	
2. Provision for liabilities arising from litigation	79	29 796	-99,73%	34 077	-99,77%
- setting up		1 702		29 822	
- use	(29 717)				
- release		(5 983)		(267)	
3. Provision for restructuring costs	8 695	11 665	-25,46%	2 970	192,76%
- setting up		8 695		2 970	
- use	(2 970)				
- release					
WRITE-DOWNS OF ASSETS					
1. for impairment of financial non-current assets	6 470	6 470	0,00%	6 470	0,00%
- setting up				2 011	
- use					
- reversal					
2. for impairment of property, plant and equipment	273 643	273 643	0,00%	273 625	0,01%
- setting up		18		1 219	
- use	(6 370)				
- reversal				(37 795)	

5.7 Contingent assets and liabilities, including sureties for credits and loans or furnishing of a guarantee in the group

As at September 30, 2005, the following changes in contingent assets and liabilities have been reported since the end of the last financial year:

Contingent liabilities

Title	Transferee	Debtor/nature of relationship	Validity period	Amount as at the balance sheet date	Change in the amount in 6 months ended Sept. 30, 2005	Financial terms and other remarks
		Granted by Orbis S.A.				
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. to the bank under a loan agreement	BPH PBK S.A. with corporate seat in Kraków	"Orbis Casino" Sp. z o.o. - associated company	Dec. 30, 2006	1 500	0	
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. under a guarantee issued by the bank	Bank BPH S.A. with corporate seat in Kraków	"Orbis Casino" Sp. z o.o.- associated company	Apr. 13, 2007	1 959	0	
		Granted by PBP Orbis Sp. z o.o.				
bank guarantee	PP Porty Lotnicze ul.Żwirki i Wigury 1 00-906 W-wa		Oct. 10, 2005	6	0	
bank guarantee	Blue City Sp. z o.o.		March 31, 2009	9	0	
promissory note	Kredyt Bank S.A.O/Ciechanów		June 30, 2005	5 700	0	
promissory note	Polski Express Sp. z o.o.w Warszawie		without validity period set	100	0	
		Granted by Hekon Hotele Ekonomiczne S.A.				
Guarantee for the repayment of Tranche A of credit facility of EUR 10,000,000	Banks' syndicate led by Caylon	ORBIS SA		39 166	(-1 235)	The change results from the adopted exchange rate as at the date of valuation. The exchange rate of 3.9166 was adopted as at September 30, 2005.
			TOTAL:	48 440	(1 235)	
		Including intra-group sureties for loans/credits and issue of guarantee		42 625	(1 235)	

Investment obligations of Orbis Transport Sp. z o.o. in connection with the acquisition of companies PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o..

The Group has taken over the following obligations arising from the acquisition of organized enterprises PKS Tarnobrzeg Sp. z o.o. (contract dated April 21, 2004) and PKS Gdańsk Sp. z o.o. (contract dated December 7, 2004).

In the case of PKS Tarnobrzeg, Orbis Transport has been obligated to:

- maintain the number of employees employed as at the contract date for the period of 36 months. Reduction in the number of employees by way of notice may result in penalties calculated in proportion to the lowest remuneration in the national economy,
- incur capital expenditure on property, plant and equipment of the object of the contract with an aggregate value of PLN 3,000 thousand in the period of first 3 financial years. This obligation has already been satisfied.

The payment of the price has been secured with a cap mortgage on the title to perpetual usufruct of plots of land. Settlement of obligations has been additionally secured by way of submitting to enforcement procedures pursuant to Article 777 §1 point 5 of the Code of Civil Procedures.

The contract of sale of PKS Gdańsk has obligated Orbis Transport Sp z o.o. to:

- ensure employment for all taken over employees for the period of 2 years as from the date of contract. Failure to satisfy that obligation results in the calculation of penalties in proportion to the average remuneration in the national economy,
- incur capital expenditure on property, plant and equipment in the amount of PLN 6,000 thousand until the year 2009.

The payment of the price and settlement of the remaining obligations have been secured by way of an ordinary combined mortgage established on the title to perpetual usufruct of plots of land and ownership title to buildings as well as by submitting to enforcement procedures pursuant to Article 777 §1 point 5 of the Code of Civil Procedures.

6. CASH FLOWS IN THE ORBIS GROUP

In PLN thousand	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	% change - 2005 versus 2004	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004	% change - 2005 versus 2004
Cash flows from operating activities	45 183	81 009	-44,22%	117 727	159 800	-26,33%
Cash flows from investing activities	(29 722)	(83 917)	182,34%	(74 836)	(145 394)	94,28%
Cash flows from financing activities	(1 674)	(19 027)	1036,62%	(14 929)	(18 540)	24,19%
Total net cash flows	**13 787**	**(21 935)**		**27 962**	**(4 134)**	
Cash and cash equivalents at the end of period	70 550	46 344	52,23%	70 550	46 344	52,23%

6.1 Operating activities

Due to the generated profit before tax the Group reported positive cash flows from operating activities despite a negative impact of adjustments in the 3rd quarter of 2005. Owing to the nature of Group's assets, depreciation traditionally constitutes the most substantial item of provisions. Moreover, a significant adjustment concerned a change in current liabilities and related to the calculation of Orbis S.A. liability under the payment to HESA S.A. in connection with the conclusion of disputes pertaining to the Europejski Hotel.

6.2 Investing activities

Most important items, both as regards revenue and expenditure, relate to investments in securities made by Orbis S.A., PBP Orbis and Hekon Hotele Ekonomiczne S.A. Moreover, the company incurred expenditure for the purchase of property, plant and equipment related to modernization of hotels and purchase of cars and coaches, and repayment of liabilities of Orbis Transport related to purchase of privatized transport companies. At the same time, revenue was derived from the sale of a cooperative ownership title to commercial premises in Białystok recognized as investment in real property.

6.3 Financing activities

In the 3rd quarter of 2005, revenue from financing activities comprised of receipts from credits incurred by Orbis Transport and PBP Orbis. The expenditure side was dominated by the payment of the dividend to shareholders of Orbis S.A.

7. STATEMENT OF CHANGES IN THE SHAREHOLDERS' EQUITY AND PAID DIVIDENDS

In PLN thousand	As at Sept. 30, 2005	As at June 30, 2005	% change in 3 months ended Sept. 30, 2005	As at Dec 31, 2004	% change in 9 months ended Sept. 30, 2005	As at Sept. 30, 2004	% change in 12 months ended Sept. 30, 2005
Share capital	517 754	517 754	0,00%	517 754	0,00%	517 754	0,00%
Reserves	133 411	133 411	0,00%	133 411	0,00%	133 385	0,02%
Other capitals	(708)	(653)	8,42%	(648)	9,26%	(389)	82,01%
Retained earnings	97 752	933 931	-89,53%	933 917	-89,53%	936 493	-89,56%
Equity attributable to shareholders of the parent	**748 209**	**1 584 443**	-52,78%	**1 584 434**	-52,78%	**1 587 243**	-52,86%

No changes occurred in the amount of share capital in the periods covered by these financial statements. No major changes were reported in the amount of the reserves to which the amounts derived from the sale of Orbis S.A. shares at premium as well as revaluation of investments are posted. The lower level of the reserves in the 3rd quarter 2004 results from measurement of long-term investments in works of art.

Other capitals comprise of exchange rate differences on consolidation of the company UAB Hekon.

Change in the amount of retained earnings in the 3rd quarter 2005 results predominantly from the posting of net profit for the period concerned amounting to PLN 43,494 thousand to shareholders' equity. The remaining part of the profit of PLN 533 thousand changed the amount of minority interest.

Dividends:

- Orbis S.A. - On June 10, 2005, the General Meeting of Shareholders approved the payment of the dividend for the year ended December 31, 2004 in the amount of PLN 15,667 thousand (PLN 0.34 per share). The dividend date was set July 20, 2005; and the dividend payment date for August 9, 2005.
- Hekon – Hotele Ekonomiczne S.A. - the dividend of PLN 19,802 thousand due to Orbis S.A. under Resolution No. IV of the General Meeting of Company's Shareholders dated June 22, 2005 credited the account of Orbis S.A. on July 14, 2005 (the dividend covered by consolidation adjustment).
- Orbis Casino Sp. z o.o. – the dividend of PLN 700 thousand gross due to Orbis S.A. under Resolution No. 6/2005 of the Meeting of Company's Shareholders dated June 8, 2005 credited the account of Orbis S.A. on September 8, 2005 (the dividend covered by consolidation adjustment).

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

8.1. "Pro forma" results from continuing operations

Below presented is the impact of the following non-recurring and one-off events on financial results for the 9 months ended September 30, 2005 and 2004 :

1. setting up of provision of PLN 8,695 thousand for restructuring related to, among others, 4 hotels designated for liquidation,
2. write-down of the value of draft technical documentation of the Grand Hotel in Sopot of PLN 2,016 thousand (relates to 2004),
3. provision of PLN 2,025 thousand for the costs of employment restructuring in the Europejski Hotel (relates to 2004)
4. cost of SWAP financial instruments including their valuation.

„Pro forma" results on continuing operations, determined in accordance with uniform criteria excluding the effects of the above events, are as follows:

ORBIS GROUP

In PLN thousand	3 months ended Sept. 30, 2005	3 months ended Sept. 30, 2004	% change - 2005 versus 2004	9 months ended Sept. 30, 2005	9 months ended Sept. 30, 2004	% change - 2005 versus 2004
Net profit (loss) on all operations	44 027	52 248	-15,73%	61 288	70 962	-13,63%
1.setting up of a provision for restructuring				8 695		
2. write-down of the value of draft technical documentation					2 016	
3. provision for costs of employment restructuring in the Europejski Hotel					2 025	
4. costs of SWAP	7 780	7 571		13 137	9 275	
"Pro forma" net profit (loss) from continuing operations	51 807	59 819	-13,39%	83 120	84 278	-1,37%

The impact of the above events on balance sheet items is presented in the table below:

In PLN thousand	As at Sept. 30, 2005	As at June 30, 2005	% change in 3 months ended Sept. 30, 2005	As at Dec 31, 2004	% change in 9 months ended Sept. 30, 2005	As at Sept. 30, 2004	% change in 12 months ended Sept. 30, 2005
TOTAL ASSETS	2 231 465	2 234 076	-0,12%	2 161 917	3,22%	2 201 441	1,36%
Non-current assets				2 016		2 016	
Current assets	4 374	4 374					
TOTAL ASSETS pro forma	2 235 839	2 238 450	-0,12%	2 163 933	3,32%	2 203 457	1,47%
TOTAL EQUITY AND LIABILITIES	2 231 465	2 234 076	-0,12%	2 161 917	3,22%	2 201 441	1,36%
Shareholders equity	4 307	12 086		2 337		-5 234	
Non-current liabilities and provisions	8 762	983		1 704		9 275	
Current liabilities and provisions	-8 695	-8 695		-2 025		-2 025	
TOTAL EQUITY AND LIABILITIES pro forma	2 235 839	2 238 450	-0,12%	2 163 933	3,32%	2 203 457	1,47%

8.2 Impact of consolidation/exclusion of related parties from consolidation

In the period covered by these financial statements, the list of consolidated companies changed. PKS Tarnobrzeg and PKS Gdańsk are recognized in the balance sheet total as at September 30, 2005 while only PKS Tarnobrzeg is recognized in the balance sheet total as at September 30, 2004.

In PLN thousand	As at Sept. 30, 2005	As at June 30, 2005	% change in 3 months ended Sept. 30, 2005	As at Dec 31, 2004	% change in 9 months ended Sept. 30, 2005	As at Sept. 30, 2004	% change in 12 months ended Sept. 30, 2005
TOTAL ASSETS	2 231 465	2 234 076	-0,12%	2 161 917	3,22%	2 201 441	1,36%
Non-current assets	-6 456	-7 053		-3 396		-3 132	
Current assets	-5 962	-3 678		-3 124		-2 999	
TOTAL ASSETS pro forma	2 219 047	2 223 345	-0,19%	2 155 397	2,95%	2 195 310	1,08%
TOTAL EQUITY AND LIABILITIES	2 231 465	2 234 076	-0,12%	2 161 917	3,22%	2 201 441	1,36%
Shareholders equity	2 891	2 232		1 159		308	
Minority interest							
Non-current liabilities and provisions	-6 473	-7 077		-3 459		-1 441	
Current liabilities and provisions	-8 836	-5 886		-4 220		-4 998	
TOTAL EQUITY AND LIABILITIES pro forma	2 219 047	2 223 345	-0,19%	2 155 397	2,95%	2 195 310	1,08%

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

10. TRANSACTIONS WITH RELATED PARTIES

List of exclusions from group consolidation:

As at Sept. 30, 2005	Orbis S.A.	Hekon S.A.	PBP Orbis Sp. z o.o.	Orbis Transport Sp. z o.o.	UAB Hekon	Total exclusions
Intra-Group transactions						
Receivables	36 464	118 846	1 016	504	0	156 830
Liabilities	112 023	1 500	3 988	32 214	7 105	156 830
Expenses	9 952	2 012	21 421	8 235	332	41 952
Revenue	26 355	7 516	3 890	4 191	0	41 952

11. CHANGES IN ACCOUNTING POLICIES

Full disclosure of the Orbis Group accounting policy, applicable as from January 1, 2005, has been presented in point 2.1 of notes to the semi-annual consolidated financial statements of the Orbis Group as at June 30, 2005.

Explanations related to the transition to IFRS

On February 10, 2005, the Extraordinary General Meeting of Orbis S.A. Shareholders was held. It passed the resolution on preparation of financial statements of Orbis S.A. in accordance with International Financial Reporting Standards (IFRS) from January 1, 2005.

Financial statements for 2005 are for the first time prepared in accordance with IFRS. The following data have to be disclosed during the year in which IFRS standards were applied for the first time. Financial statements for the year ended December 31, 2004 were the last financial statements prepared in accordance with the Accounting Act. Therefore January 1, 2004 is deemed the date of transition to principles consistent with IFRS.

The Group applied IFRS for the first time in financial statements for the first quarter 2005, i.e. January 1, 2004 was the date of transition to IFRS. The financial statements as at December 31, 2005 will be the first annual consolidated financial statements of the Group prepared in compliance with IFRS.

Explanations concerning translation of data covering former reporting periods into IFRS are to be found in note 2.5 to notes to the interim consolidated financial statements of Orbis S.A. as at June 30, 2005.

11.1 RECONCILIATION OF BALANCE SHEET AS AT SEPTEMBER 30, 2004

A ssets		Accounting Act	Effect of transition to IFRS	IFRS
Non-current assets		**1 619 278**	**365 135**	**1 984 413**
Property, plant and equipment	1	1 454 855	281 868	1 736 723
Intangible and legal assets, of which:	2	114 016	(2 008)	112 008
- goodwill		105 213	2 039	107 252
Investments in an associated company consolidated by the equity method		4 005		4 005
Available-for-sale financial assets		2 679		2 679
Other financial assets		8 777		8 777
Investment property	3	14 074	31 158	45 232
Other long-term investments		601		601
Deferred tax assets	5	20 271	54 117	74 388
Current assets		**220 186**	**(3 158)**	**217 028**
Inventories		12 497		12 497
Trade receivables		68 715		68 715
Income tax receivables		0		0
Other current receivables		29 688		29 688
Other short-term investments	4	3 158	(3 158)	0
Financial assets measured at fair value through the income statement		59 784		59 784
Cash and cash equivalents		46 344		46 344
Total assets		**1 839 464**	**361 977**	**2 201 441**

Equity and liabilities		Accounting Act	Effect of transition to IFRS	IFRS
Shareholders equity		**1 277 070**	**321 878**	**1 590 343**
Share capital	10	92 154	425 600	517 754
Reserves		133 385		133 385
Other capitals		(389)		(389)
Retained earnings	6	1 040 215	(103 722)	936 493
Minority interest	7	3 105	(5)	3 100
Negative goodwill	2	8 600	(8 600)	0
Non-current liabilities		**404 737**	**49 409**	**454 146**
Interest bearing borrowings		319 578		319 578
Deferred tax provision	8	19 182	49 409	68 591
Other non-current liabilities		10 706		10 706
Provision for retirement benefits and alike		34 129		34 129
Provisions for liabilities		21 142		21 142
Current liabilities		**157 657**	**(705)**	**156 952**
Interest bearing borrowings		6 868		6 868
Trade liabilities		65 069		65 069
Income tax liabilities		4 512		4 512
Other current liabilities		65 743		65 743
Provision for retirement benefits and alike		5 755		5 755
Provisions for liabilities	9	9 710	(705)	9 005
Total equity and liabilities		**1 839 464**	**370 582**	**2 201 441**

ORBIS GROUP

Additional information to reconciliation of balance sheet as at September 30, 2004

1. Property, plant and equipment

Adjustments related to property, plant and equipment are presented below:

Revaluations for hyperinflation and depreciation	240 327
Adjustment related to principles of capitalization of borrowing costs and exchange differences	(9 058)
Write-downs to revalue property, plant and equipment	(276 071)
Revaluation of non-current assets to the fair value	339 284
Depreciation of titles to perpetual usufruct of land	(5 374)
Reclassification of assets from tangible assets to investment property	(7 240)
TOTAL	**281 868**

2. Intangible and legal assets

Adjustments related to intangible and legal assets are presented in the table below:

Adjustment related to the initial fee for affiliation with a hotel network	(4 047)
Reversal of amortization of positive goodwill	4 056
Write-down of goodwill in PBP Orbis Sp. z o.o.	(2 017)
TOTAL	**(2 008)**

3. Investment property

Adjustments related to investment property are presented below:

Reclassification of investment property from short-term investments	4 481
Calculation of depreciation	(7 315)
Revaluation of investment property for hyperinflation	6 012
Revaluation of land and titles to perpetual usufruct of land to the fair value	21 228
Revaluation of leased property	(488)
Reclassification of buildings and titles to perpetual usufruct of land from tangible assets to investment property	7 240
TOTAL	**31 158**

4. Other short-term investments

Adjustments related to other short-term investments are presented below:

Reclassification from short-term investments to investment property	(4 481)
Reversal of a write-down of short-term investments	1 323
TOTAL	**(3 158)**

5. Deferred tax assets

The above adjustments increased deferred tax assets in a following manner:

Adjustment related to principles of capitalization of borrowing costs and exchange differences	1 721
Impairment loss of tangible assets	52 041
Reversal of valuation of short-term investments	(251)
Adjustment related to the initial fee for affiliation with a hotel brand	606
TOTAL	**54 117**

6. Retained earnings

Adjustments related to retained earnings are presented below:

Revaluations of equity for hyperinflation	(425 600)
Revaluations of tangible assets and investment property for hyperinflation	246 339
Adjustment related to borrowing costs	(9 058)
Write-downs of property, plant and equipment and investment property	(276 071)
Revaluation of land and titles to perpetual usufruct of land to the fair value	360 024
Depreciation of titles to perpetual usufruct of land	(5 583)
Calculation of depreciation of assets reclassified from short-term investments	(7 101)
Reversal of an impairment loss of short-term investments	1 323
Adjustment related to the initial fee for affiliation with a hotel brand	(3 179)
Amortization of positive goodwill	4 056
Write-down of goodwill in PBP Orbis Sp. z o.o.	(2 017)
Adjustment related to negative goodwill - write-down of negative goodwill in PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o.	8 600
Tax effects of above changes	4 545
TOTAL	**(103 722)**

7. Minority interest

Adjustment of minority interest resulting from the calculation of depreciation of titles to perpetual usufruct of land.

8. Deferred tax provision

The above adjustments increased deferred tax provision in a following manner:

Effects of revaluation for hyperinflation	52 439
Revaluation of non-current assets to the fair value	(1 701)
Reversal of a temporary difference on depreciation of short-term investments	(1 329)
TOTAL	**49 409**

9. Current provisions for liabilities

Adjustment of current provisions for liabilities arising from a change in the recognition of initial fees for affiliation with a hotel network.

10. Share capital

Revaluation of share capital for hyperinflation.

11.2 RECONCILIATION OF FINANCIAL RESULT FOR 3 QUARTERS 2004

		Accounting Act	Effect of transition to IFRS	IFRS
Net sales of services		710 155		710 155
Net sales of other products, merchandise and raw materials		5 213		5 213
Cost of sales	1	(486 883)	(12 052)	(498 935)
Gross profit (loss) on sales		**228 485**	**(12 052)**	**216 433**
Other operating income	2	19 305	3 521	22 826
Distribution and marketing costs		(36 032)		(36 032)
Administrative expenses		(100 467)		(100 467)
Other operating expenses	3	(23 242)	321	(22 921)
Profit (loss) from operating activities		**88 049**	**(8 210)**	**79 839**
Profit (loss) on the sale of all or part of interest in subsidiaries, affiliates and associated companies		0		0
Other finance income	4	30 651	2 333	32 984
Finance cost	5	(29 459)	4 056	(25 403)
Share in profits (losses) of associated companies		1 116		1 116
Profit (loss) before tax		**90 357**	**(1 821)**	**88 536**
Income tax	6	(18 647)	(1 073)	(17 574)
Net profit (loss) from continuing operations		**71 710**	**(748)**	**70 962**
Discontinued operations				
Loss from discontinued operations				
Net profit (loss) for the financial year		**71 710**	**(748)**	**70 962**
Attributable to:				
Shareholders of the parent		71 024		70 276
Minority shareholders		686		686
				0

1. Adjustments of cost of sales are presented below:

Effect of hyperinflation on non-current assets and investment property	7 967
Adjustment related to the initial fee for affiliation with a hotel brand	(35)
Depreciation of titles to perpetual usufruct of land	4 120
TOTAL	**12 052**

2. Adjustments related to other operating income are presented below:

Adjustment related to the sale of the title to perpetual usufruct of land revalued to the fair value	(5 079)
Write-down of negative goodwill in PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. in expenses	8 600
TOTAL	**3 521**

3. Adjustments related to other operating income are presented below:

Revaluation of land to the fair value	(28)
Reversal of amortization of goodwill in PBP Orbis Sp. z o.o.	349
TOTAL	**321**

4. Adjustment related to changed approach to the recognition of borrowing costs.
5. Amortization of positive goodwill of Hekon Hotele Ekonomiczne S.A.
6. Adjustments 1 – 4 result in a decrease in deferred tax expense by PLN 1,073 thousand.

12. EVENTS AFTER THE BALANCE SHEET DATE

No major events having significant impact on presented results in the 3rd quarter of 2005 and not included in the current financial occurred after the balance sheet date.

On October 20, 2005, the **Extraordinary General Meeting of Shareholders** was held and passed a resolution granting consent for the establishment of cap mortgages on hotel properties of Orbis S.A. Full text of the resolution is provided in Company's current report no. 32/2005.

On October 11, 2005, BZ WBK AIB Asset Management SA notified the Company that as a result of share acquisition transaction, settled on October 7, 2005, the Company's clients became holders of shares entitling to more than 5% of the total number of votes at the General Meeting of ORBIS S.A.

On October 28, 2005, the company Hekon Hotele Ekonomiczne acquired 109,619,868 bonds with the nominal value of PLN 1 each (average unit purchasing price) with the redemption date of October 24, 2006. Bonds were issued by Orbis S.A. pursuant to the Bonds Act of June 29, 1995. The reason for and the objective of this issue of bonds and their acquisition by a subsidiary company is the deduction of liabilities under redemption of bonds issued on October 29, 2004 for purposes specified in current report no. 33/2004.

On November 10, 2005, Orbis S.A. executed agreements for term credit facilities of PLN 500,000 for the period of 7 years with 2 options of deferment of the final date of repayment for a consecutive year. The interest is based on the WIBOR rate applicable to the respective interest period plus the bank margin. The agreement was executed for the purposes of refinancing existing debt in EUR (Tranche A amounting to PLN 280,000 thousand) and financing of the Company's general needs, including the new investment programme (Tranche B amounting to PLN 220,000 thousand). The repayment is secured by cap mortgages on real property of 6 Orbis S.A. branches up to the amount of 120% of the credit facility value and a surety furnished by Hekon Hotele Ekonomiczne S.A. Details concerning the executed agreement are presented in the Company's current report no. 36/2005.

13. ISSUER'S SHAREHOLDERS

As at November 14, 2005, the value of the share capital of Orbis S.A. amounts to PLN 517,754,468.00, and comprises of 46,077,008 shares having a par value of PLN 2 each. Shareholders who hold, directly or through its subsidiary companies, at least 5% of the total number of votes at the General Meeting of Shareholders, determined as at November 14, 2005 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	Number of shares held as at Nov. 14, 2005 (no. of votes at the GM)	Percantage share in share capital as at Nov. 14, 2005 (% share in the no. of total votes at the GM)	Change in the ownership structure in the period Aug. 12, 2005 - Nov. 14, 2005 (since the submission of the last interim financial statements)
Accor S.A.:	16 394 151	35,58%	-
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5,89%	-
BZ WBK AIB Asset Management SA - clients under management contracts:	2 343 997	5,09%	+5.09%
Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	-
Globe Trade Centre S.A.	2 303 853	5,00%	-

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

To the Orbis S.A. knowledge, no changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

As at November 14, 2005, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye	President of the Management Board holds 5,000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula	First Vice-President of the Management Board holds 2,607 shares of Orbis S.A.
3. Andrzej Bobola Szułdrzyński	Vice-President of the Management Board holds 513 shares of Orbis S.A.
4. Ireneusz Andrzej Węgłowski	Vice-President of the Management Board holds 3,000 shares of Orbis S.A.
5. Yannick Yvon Rouvrais	Member of the Management Board does not hold any Orbis S.A. shares
6. Jolanta Wojciechowska de Cacqueray	Member of the Management Board (since June 10, 2005) does not hold any Orbis S.A. shares

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Europejski Hotel in Warsaw
The dispute with the company Hotel Europejski S.A. was concluded on September 1, 2005. Information on the dispute is provided in point 31 of notes to the semi-annual consolidated financial statements.
Orbis S.A. will pay the company HE S.A. the amount of PLN 29,000,000 plus VAT, i.e. in aggregate PLN 35,380,000 gross (say: thirty five million three hundred eighty thousand) utilizing the funds secured in an existing provision. Simultaneously to the execution of the above-mentioned agreement, the real estate of the Europejski Hotel was released to the company HESA.

Novotel Centrum in Warsaw
Litigation upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision refusing to grant to the former owners the title to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), mortgage no. 5021. The President of the Housing and Municipal Development Office declared, by virtue of the decision dated May 16, 2002, invalidity of the administrative decision of the Presiding Board of the National Council in the Capital City of Warsaw no. ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to review again the case terminated by the said decision of May 16, 2002. By virtue of the decision of March 31, 2003 (delivered to Orbis S.A. attorneys on April 9, 2003), the President of the Housing and Municipal Development Office upheld in force the aforementioned decision of May 16, 2002. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned to revoke the challenged decision as well as the decision dated May 16, 2002 upheld by virtue of the said decision as well as motioned to suspend the execution of challenged decisions. By a decision dated July 29, 2003, the Supreme Administrative Court decided to suspend the execution of the challenged decision of the President of the Housing and Municipal Development Office dated March 31, 2003. In a letter dated August 31, 2004 addressed to the plaintiff's attorney (for information of the attorney of Orbis S.A.), the Minister of Infrastructure explained that the body applies for dismissing the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office declaring the invalidity of the administrative ruling of the Presidium of the Capital City of Warsaw refusing former owners the title to temporary ownership of the land located at 35 Jerozolimskie avenue. By virtue of decision dated October 20, 2004, the Voivodship Administrative Court owing to non-existence of a central state administration body competent for acting in the capacity of a party to the case concerned, suspended proceedings until the body will be able to take action on the case. The attorney of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson – Andrzejewska filed a complaint against that decision and motioned that the challenged decision be revoked in its entirety and that the case be referred to the Voivodship Administrative Court for re-consideration. On January 14, 2005, the Voivodship Administrative Court resumed suspended proceedings. The date of the hearing was fixed for August 18, 2005. On behalf of Orbis, the case is defended by Spółka Prawnicza I & Z s.c.. Ultimately, the date of the hearing was changed and the case was heard on August 26, 2005. The Voivodship Administrative Court dismissed the complaint of Orbis S.A. Attorneys of Orbis S.A. applied for the preparation and service of justification to the judgment which will allow to take decision whether to file a last resort complaint, or not.

Provisions for possible claims arising from pending litigation have not been recognized in the financial statements.

Litigations concerning real property at 11, Pijarska street in Cracow

a) On January 21, 2003 the attorney of Mrs. Stanisława Marczak, Paweł Arkadiusz Marczak, Arkadiusz Marczak and Adam Marczak filed a claim against the State Treasury represented by the Małopolskie Voivod and Orbis S.A. for the adjustment of the legal status of the real property located at 11 Pijarska street in Cracow, land and mortgage register no. KW 8615, comprised of the plot of land no. 15 section 1 with an area of 315,60 square meters in a manner providing for entering the following persons as co-owners: S. Marczak owner of 3/16ths, P.A. Marczak owner of 1/16ths, G. Marczak owner of 1/16ths, A. Marczak owner of 1/16ths, in Section II of the land and mortgage register - in lieu of State Treasury – under management of the State Enterprise Orbis Hotels: Cracovia-Holiday Inn –Forum - Francuski and Wanda in Cracow - thereby diminishing the share held by the State Treasury to 10/16ths. By virtue of its decision dated June 30, 2003, the District Court secured the claim by entering a note on pending litigation in the land and mortgage register no. KW 8615. By virtue of the judgment dated October 18, 2004, the Circuit Court admitted the plaintiffs' request in its entirety and adjudged an aggregate amount of PLN 7,230 to be paid by Orbis for the benefit of plaintiffs as reimbursement of costs of proceedings. On November 29, 2004, an appeal was lodged against the said judgment dated October 18, 2004 whereby the said judgment was challenged in its entirety. No new developments on that case. On behalf of Orbis S.A., the case is defended by attorney Janusz Nowiński.

b) On October 13, 2003, Orbis S.A. was summoned to appear before the District Court in Kraków, I Civil Division on November 26, 2003 at a hearing, in the capacity of a party in the litigation initiated by Mr. Stanisław Marczak and others against Orbis S.A. for the payment, for the benefit of the plaintiff, of an amount of PLN 550,800,00 along with statutory interest due from the date of the claim as a fee for non-contractual use of the real property located in Cracow at 11 Pijarska street, with a three-story tenement house developed thereon, with floor area of 480 square meters, in the period from September 20, 1994 until it is released (the Court has attached the claim pertaining to that issue to the aforementioned summons issued by the Court). The hearing was adjourned until April 21, 2004. On December 01, 2003 the real property was released to its owners and this fact was confirmed in the take-over protocol. The case is currently suspended since we are awaiting a prejudicial resolution by the Circuit Court for Cracow – Śródmieście concerning the alignment of the wording of the entry in the Land and Mortgage Register (for that real estate) to the actual legal status (case file no. IC 1142/03). The case is pending.

In April 2004, the two other owners of that real estate, namely Mrs. Magdalena Marczak and Andrzej Marczak, represented by attorney Małgorzata Piechota, filed an action with the District Court in Cracow to be attached to case file no. 761/04 for the payment of an amount of PLN 594 thousand as remuneration for non-contractual use of the real estate at 11 Pijarska street in Cracow. At the hearing held on June 30, 2004, the Court, upon an application of the attorney of Orbis S.A., stated that the action related to the very same claim has already been filed with the Court and has been assigned case file no. IC 1142/03 and is currently being examined. In such circumstances, the Court issued a decision to combine the two cases to be examined jointly and to identify them under the formerly assigned case file no. IC 1142/03. No new developments related to that case. on behalf of Orbis S.A. the case is defended by attorney Janusz Nowiński.

c) On November 29, 2004, attorney of Orbis S.A filed a suit against owners of the tenement house located in Pijarska street in Kraków (S. Marczak, P. Marczak, G, Marczak, A. Marczak, A. Marczak, M. Marczak) for reimbursement of expenditure and applied for adjudging an amount of PLN 1,541,346.56 along with statutory interest as from December 1, 2003 and reimbursement of costs of proceedings to be paid jointly and severally to Orbis S.A.. On behalf of Orbis, the case is defended by attorney Janusz Nowiński.

d) On March 21, 2005 Orbis S.A. was summoned to appear before the District Court in Cracow, I Civil Division and to answer to an action initiated by Mrs. Irena Kuc against Orbis S.A. for the payment of the amount of PLN 100,000, along with statutory interest from the date of statement of claim, as remuneration for non-contractual use of real property located at 11, Pijarska street, in the period from September 20, 1994 until November 30, 2003. In response to the action, Orbis S.A. applied that the action be dismissed. On behalf of Orbis S.A. the case is defended by attorney Janusz Nowiński.

e) On April 11, 2005 Orbis S.A. was summoned to appear before the District Court in Cracow, I Civil Division and to answer to an action initiated by Mrs. Ewa Ciapała and Mr. Janusz Tabor against Orbis S.A. for the payment of the amount of PLN 50,000, along with statutory interest from the date of statement of claim, as remuneration for non-contractual use of real property located at 11, Pijarska street, in the period from September 20, 1994 until November 30, 2003. In response to the action, Orbis S.A. applied that the action be dismissed. On behalf of Orbis S.A. the case is defended by attorney Janusz Nowiński.

Provisions for possible claims arising from pending litigation have not been recognized in the financial statements.